EXHIBIT 1
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                                [GRAPHIC OMITTED]
                           [LOGO - WESTERN OIL SANDS]




                             ANNUAL INFORMATION FORM











                                 March 28, 2006



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                                TABLE OF CONTENTS
                                                                           PAGE

INTRODUCTORY INFORMATION......................................................i
FORWARD LOOKING INFORMATION...................................................i
CORPORATE STRUCTURE...........................................................1
GENERAL DEVELOPMENT OF THE BUSINESS...........................................2
         Operating Activities.................................................2
         Financing Activities.................................................4
NARRATIVE DESCRIPTION OF THE BUSINESS.........................................4
         Project Overview.....................................................5
         Joint Venture Agreement..............................................6
                  General.....................................................6
                  Joint Venture and Related Agreements........................6
                  Executive Committee and Project Administrator...............6
                  Western Personnel...........................................7
         The Athabasca Oil Sands Project......................................7
                  Production History..........................................7
                  Production Estimates........................................7
                  Reserves, Resources and Land................................8
                  Reserves....................................................8
                  Costs Incurred.............................................13
                  Significant Factors or Uncertainties on Reserves Data......13
                  Land Tenure................................................13
                  Royalties..................................................13
                  Environmental Considerations...............................14
                  Abandonment and Reclamation Costs..........................14
                  Third Party Facilities.....................................15
                  Marketing and Sales........................................15
                  Insurance..................................................15
                  AOSP Expansions............................................16
                  Dispositions...............................................17
                  Proposed Expansions and Feasibility Study Agreement........17
                  Regulatory Approvals.......................................18
                  Resources..................................................18
                  Land Position..............................................19
                  Forward Contracts..........................................20
                  Tax Horizon................................................21
DIVIDEND POLICY..............................................................21
DESCRIPTION OF SHARE CAPITAL.................................................21
MARKET FOR SECURITIES........................................................23
CREDIT RATINGS...............................................................23
DIRECTORS AND OFFICERS.......................................................24
AUDIT COMMITTEE..............................................................27
         Composition and Qualifications......................................27
         Responsibilities and Terms of Reference.............................28
         Auditor Service Fees................................................28
RISKS AND UNCERTAINTIES......................................................29
TRANSFER AGENTS AND REGISTRAR................................................39

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                                TABLE OF CONTENTS
                                  (continued)
                                                                           PAGE

INTEREST OF EXPERTS..........................................................39
LEGAL PROCEEDINGS............................................................40
ADDITIONAL INFORMATION.......................................................40
GLOSSARY ....................................................................41

APPENDIX A - REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR

APPENDIX B - REPORT OF MANAGEMENT ON RESERVES DATA AND OTHER INFORMATION

APPENDIX C - AUDIT COMMITTEE CHARTER

                            INTRODUCTORY INFORMATION

References in this Annual Information Form to Western Oil Sands Inc. ("Western" or the "Corporation") includes Western and its material wholly-owned subsidiaries, 852006 Alberta Ltd., Western Oil Sands L.P. and Western Oil Development Inc. unless the context otherwise requires. INITIALLY CAPITALIZED TERMS USED HEREIN AND NOT OTHERWISE DEFINED HAVE THE MEANINGS ASCRIBED THERETO IN THE GLOSSARY.

Unless otherwise indicated, all financial information included and incorporated by reference in this Annual Information Form is determined using Canadian generally accepted accounting principles ("Canadian GAAP"), which differs from generally accepted accounting principles in the United States ("U.S. GAAP"). The notes to Western's audited consolidated financial statements contain a discussion of the principal differences between Western's financial results calculated under Canadian GAAP and under U.S. GAAP.

UNLESS OTHERWISE SPECIFIED, ALL DOLLAR AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS, ALL REFERENCES TO "DOLLARS" OR "$" ARE TO CANADIAN DOLLARS AND ALL REFERENCES TO "US$" ARE TO UNITED STATES DOLLARS.

                           FORWARD LOOKING INFORMATION

This Annual Information Form contains certain forward-looking statements relating but not limited to Western's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "estimate", "expect", "potential", "could" or similar words suggesting future outcomes. We caution readers and prospective investors of the Corporation's securities to not place undue reliance on forward-looking information as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by Western. These risks include, but are not limited to, risks associated with the extraction, treatment and upgrading of mineable oil sands deposits; risks surrounding the level and timing of capital expenditures required to fulfill the Project's growth strategy; risks of financing these growth initiatives at commercially attractive levels; risks of being unable to participate in expansion and corresponding loss of voting rights in the AOSP; risks relating to the execution of the Project's optimization strategy; risks involving the uncertainty of estimates involved in the reserve and resource estimation process, uncertainty in the assessment of asset retirement obligations, uncertainty in the estimation of future income taxes, and uncertainty in treatment of capital for royalty purposes; risks surrounding health, safety and environmental matters; risk of commodity price and foreign exchange rate fluctuations; risks and uncertainties associated with securing the necessary regulatory approvals for expansion initiatives; risks surrounding major interruptions in operational performance together with any associated insurance proceedings thereto; and risks associated with identifying, negotiating and completing our other business development activities, both those that relate to oil sands activities and those that do not, either domestically or abroad. Forward-looking statements are not based on historical facts but rather on the expectation of management of the Corporation ("Management") regarding the Corporation's future growth or results of operations, production, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, plans for and results of drilling activity, environmental matters, business prospects and opportunities. These forward-looking statements are made as of the date of the Annual Information Form, and the Corporation assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. For additional information relating to risk factors please refer to "Risks and Uncertainties".

                            WESTERN OIL SANDS INC.

                            ANNUAL INFORMATION FORM

                              CORPORATE STRUCTURE

Western Oil Sands Inc. was incorporated under the BUSINESS CORPORATIONS ACT (Alberta) on June 18, 1999. The Corporation amended its articles on July 27, 1999, October 6, 1999, November 30, 1999, December 22, 1999, December 8, 2000,
March 14, 2001 and May 21, 2002 to change its name to Western Oil Sands Inc., to remove its private company restrictions, to amend its share capital to create a class of Non-voting Convertible Equity Shares, to designate a series of Class D Preferred Shares and to fix the rights, privileges, restrictions and conditions attaching to such series and to increase the maximum number of directors permitted. On June 1, 2005, the Corporation amended its articles to divide the issued and outstanding Class A Shares on a three for one basis, such that each outstanding Class A Share resulted in three outstanding Class A Shares (the "Share Split")

Western has the following material wholly-owned subsidiaries; 852006 Alberta Ltd. (which together with Western holds a 20% undivided interest in the Project) and Western Oil Development Inc., as shown below:

                               [GRAPHIC OMITTED]

                            _____________________
                           |                     |
           --------------- |       Western       | -----------------
           |               |       (Alberta)     |            100% |
           | 100%          |_____________________|                 |
 ____________________                    |               _____________________
|852006 Alberta Ltd. |           General |              |     Western Oil     |
|   (Alberta)        |           Partner |              |   Development Inc   |
|                    |\                  |              |      (Alberta)      |
|____________________| \      1% Limited |              |_____________________
                        \    Partnership |
                         \         Units |
             99% Limited  \              |
       Partnership Units   \             |
                            _________________________
                           |  Western Oil Sands L.P. |
                           |        (Alberta)        |
                           |_________________________|
                                         |
                                         | 20%
                                         |
                                       /  \
                                      /    \
                                     /      \
                                    /Project \
                                   /          \
                                  /____________\


Western's head office is located at 2400 Ernst & Young Tower, 440 - Second Avenue S.W., Calgary, Alberta T2P 5E9 and its registered office is located at Suite 3700, 400 Third Avenue S.W., Calgary, Alberta T2P 4H2.

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                                     -2-


                      GENERAL DEVELOPMENT OF THE BUSINESS

Western is a Canadian corporation that holds a 20 percent undivided ownership interest in the multibillion dollar Joint Venture that is exploiting the recoverable bitumen reserves and resources found in certain oil sands deposits located in the Athabasca region of Alberta. Shell and Chevron hold the remaining 60 percent and 20 percent undivided ownership interest in the Joint Venture, respectively. If a joint venture party acquires additional interests in the Athabasca region, the other joint venture parties have the option to participate so that all parties are on an equal basis or on a basis otherwise agreed, in the acquired interest. These transactions are governed by the terms set out in the Area of Mutual Interest Agreement ("AMI") and the Joint Venture Agreement. ("JVA"). The current operating Project, which includes facilities owned by the Joint Venture and third parties, uses established processes to mine oil sands deposits, extract and upgrade the bitumen into synthetic crude oil and vacuum gas oil, or VGO. Western is also actively pursuing research and development efforts to add value to existing assets; downstream initiatives to reduce exposure to heavy oil differentials; and identifying and evaluating opportunities in resource development of oil sands and other ventures with significant long-life hydrocarbon resource potential.

OPERATING ACTIVITIES

March 2006 represents nearly three years of commercial operations for the Athabasca Oil Sands Project ("AOSP"). The Project has made great strides in production capacity, recently establishing three consecutive quarterly production records in fiscal 2005 since its start-up and commissioning. The maturation of the Project has proceeded for the most part without major incident but for the fire that occurred at the Mine on January 6, 2003 during the start-up and commissioning. This fire occurred in the froth cleaning circuit resulting in limited damage, primarily to electrical cables, instrumentation and insulation in the solvent recovery area of the froth treatment plant. Repairs were completed expeditiously, however, severe weather conditions caused broader freeze damage and impeded progress. Start-up recommenced on April 4, 2003 and the Project achieved fully integrated operations between the Mine and the Scotford Upgrader on April 19, 2003. This unfortunate event resulted in the submission of insurance claims pursuant to various policies both by the Project and Western itself. All Joint Venture claims have now been settled, however, Western continues to pursue its own claims.

On June 1, 2003, Western reported the start of commercial operations as all aspects of the facilities became fully operational and the Project achieved 50 percent of the stated design capacity of 155,000 barrels per day. Since the commencement of commercial production, ramp-up continued uninterrupted for 2003, with production increases each quarter. Production ramped-up at the Mine to approach design levels by the end of 2003, averaging 138,000 barrels per day in December. Production in 2003 averaged 118,000 barrels per day. By the end of 2003, nine months after start-up, the Project was operating at 89 per cent of design capacity. In fiscal 2004, the operation set several records including record monthly production and daily production to that point.

Despite the records set to that point, during the course of 2004 two unplanned operational events occurred. At the Mine site, the froth settlers for Train 2 failed in July 2004 and repairs and modifications were required. Similar repairs were conducted on the froth settlers for Train 1. The froth settlers form part of the froth treatment process which combines the rich bitumen froth from storage tanks with a solvent to separate out the remaining solids, water and heavy asphaltenes. The end result of this process is clean diluted bitumen. Operations were brought to full capacity at both the Mine and Upgrader upon completion of these repairs, however, additional operational issues surfaced at the Upgrader. The extent of this unforeseen event, and the associated events that followed, resulted in lower production for the fourth quarter of 2004 which lagged into the first quarter of 2005 resulting in yearly production levels far

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                                     -3-


below the Corporation's expectations. Measured steps were taken to avoid a recurrence of these events in the future and key learnings were obtained, setting the stage for the record production levels achieved in the last three quarters of 2005. Full production at both the Mine and Upgrader re-commenced on January 30, 2005.

The key lessons garnered from these repairs set the stage for the ensuing consecutive quarterly production records established from the second to the fourth quarter of 2005. Average production for 2005 reached nearly160,000 barrels per day which is above the original stated calendar day design rate, an increase of 18 per cent from approximately 135,500 barrels per day recorded in 2004. The Project achieved this production record with particular focus and attention to reliability and increased availability of the facilities at both the Mine and the Upgrader. Within the space of less than three years, the Project has progressed from start-up and commissioning to exceeding stated design rates. This rapid timeline has exceeded performance expectations for an operation of this size and complexity and is due to the dedication of the Project's personnel, together with personnel at Albian which is the AOSP's operating entity for the Mine.

Operating costs for 2005 were $22.06 per processed barrel, up slightly from $21.17 per processed barrel in 2004 in large part due to inflationary impacts to labour, materials and higher natural gas costs associated with the robust commodity market.

Fiscal 2005 represented the second full year of commercial operations for the Project. A few noteworthy milestones included:

         o production of 100 million barrels of bitumen in just over two years of operation;

         o record consecutive quarterly production in the second, third and fourth quarters of approximately 164,000 barrels per day,
              165,000   barrels   per  day  and   178,000   barrels  per  day,
              respectively;

         o record annual production of approximately 160,000 barrels per day of bitumen in 2005;

         o Albian became the first company in Canada to become ISO 14001 certified under the new standards; and

         o Albian achieved one year without a lost time incident on July 1st and July 5th marked four million person hours without a lost time incident.

These milestones demonstrate the Project's ability to safely extract, transport and process significant volumes of bitumen. However, the Project is complex and can, from time to time, experience unforeseen operational issues requiring immediate attention and repair as has been evidenced over the last several years. When these events occur, the Joint Venture systematically and methodically addresses the outages to return to full production as soon as practicable and applies the lessons learned to prevent future outages.

Subsequent to the year-ended December 31, 2005, the conveyor belt used at the Mine to transport bitumen ore from the primary crushers to the extraction plant developed a vertical tear. As a result, overall operations were reduced to approximately one-third of stated design rates for three weeks. Repairs and replacement of the conveyor belt were completed ahead of schedule with production brought back to stated design rates on March 20, 2006.

The Project continues to make progress on production optimization programs which once completed, are expected to increase production volumes to between 180,000 and 200,000 barrels per day by 2008 - 2009.

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                                     -4-


These optimization programs, as well as other initiatives, do not require significant amounts of capital to complete. Therefore, Western believes that substantial additional volumes may be achieved with a modest capital investment over the course of the next two to three years to meet this objective. See "Forward-looking Information" and "Risks and Uncertainties"

FINANCING ACTIVITIES

Western has used a combination of debt and equity capital to fund its share of Project capital costs associated with construction and its share of operating costs. Western's credit position has improved significantly over the last several years as excess free cash flow has been aggressively applied to reduce its revolving bank facilities. The following outlines key financing activities up to and including fiscal 2005 undertaken by the Corporation in the last three years:

         o A public offering of Common Shares at $8.17 per share (adjusted to reflect the Share Split) for gross proceeds of $50.225 million completed on February 7, 2003;

         o On October 16, 2003, the Corporation entered into a $240 million credit facility (the "Revolving Credit Facility") with a syndicate of Canadian chartered banks. This facility replaced a $110 million credit facility entered into by the Corporation in November 2002 and subsequently amended in 2003 (the "Working Capital Facility"). The proceeds were used to repay amounts outstanding under a bridge facility entered into in October 2001, the Working Capital Facility and to provide for working capital during operations.

         o    A  $68  million   bought-deal  equity  offering   consisting  of
              6,000,000 Common Shares at a price of $11.33 per share (adjusted to reflect the Share Split) completed on April 8, 2004;

         o During March 2005, Western successfully refinanced its $100 million Senior Credit Facility by the assumption of this full amount into Western's Revolving Credit Facility, thereby increasing the Revolving Credit Facility to $340 million. The additional $100 million is subject to the same terms and conditions as those contained in the Revolving Credit Facility;

         o During October 2005, Western successfully amended its $340 million Revolving Credit Facility with respect to pricing or spreads on both drawn and undrawn allocations to reflect Western's improved credit position. Western also amended the structure of the Revolving Credit Facility from a 364-day revolver with a two year term-out provision for non-revolving allocations to a three-year revolving facility extendible annually at the lenders' discretion; and

         o Repayment of $175 million in debt credit facilities during the course of fiscal 2005.

                     NARRATIVE DESCRIPTION OF THE BUSINESS

Western is a Canadian corporation that holds a 20 percent undivided ownership interest in a multibillion dollar Joint Venture to exploit the recoverable bitumen resources found in certain oil sands deposits at the Muskeg River Mine located on the western portion of Lease 13. This is Western's only material asset and it is our primary focus. Shell and Chevron hold the remaining 60 percent and 20 percent undivided ownership interest in the Joint Venture, respectively. Detailed expansion plans are underway to exploit bitumen resources on other mineable oil sands leases in the Athabasca area in which Western has a right to participate. Lease 13 is located in northern Alberta approximately 70 km north of Fort McMurray, Alberta, abutting the Athabasca River; and the integrated Scotford Upgrader is situated near Shell's existing refinery near Fort Saskatchewan, Alberta. The Project, which includes facilities owned by the Joint Venture and third parties, uses established processes to mine oil sands deposits, extract and upgrade the bitumen into synthetic crude oil and vacuum gas oil, or VGO. Western is also actively pursuing

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                                     -5-


research and development efforts to add value to existing assets; downstream initiatives to reduce exposure to heavy oil differentials; and identifying and evaluating opportunities in resource development of oil sands and other ventures with significant long-life hydrocarbon resource potential.

Construction of the Mine and Upgrader was completed in December 2002, at a total capital cost of $5.7 billion ($1.14 billion to Western's account). Bitumen production commenced at the Mine in January 2003, reaching commercial levels in June 2003. Ramp up of production at the Project continued through 2004 with average production of approximately 135,500 barrels per day (87 percent of design capacity). Considerable focus and attention was directed to increased reliability and availability of our extraction facilities and upgrader during 2005, resulting in production records for three consecutive quarters, aggregating to a yearly production record of nearly 160,000 barrels per day. This production level is above the stated calendar day design rate of 155,000 barrels per day as the Project continues to look for product optimization programs to enhance reliability further.

As at December 31, 2005, Western had 41 employees.

PROJECT OVERVIEW

The Project is designed to produce high quality bitumen by surface mining certain Athabasca oil sands deposits and upgrading the extracted bitumen into custom blended petroleum products for sale to conventional refineries where it is used to produce petroleum products. Approximately 275,000 tonnes per day of ore, in addition to approximately 155,000 tonnes per day of overburden, low grade (waste) oil sand and extraction plant rejects can be mined from the Mine. At design rates approximately 155,000 barrels per day of bitumen is extracted from this ore in the Extraction Plant and with the addition of non-bitumen feedstocks approximately 190,000 barrels per day of refinery feedstocks and synthetic crude oil blends can be produced by the Upgrader.

The Project is an integrated oil sands development in which:

         o Oil sands deposits are mined using open pit techniques at the Mine located on the western portion of Lease 13, which is a truck and shovel mine operation;

         o Raw bitumen is extracted from the oil sands through processes powered by electrical and thermal energy at the Extraction Plant that is located on the western portion of Lease 13. The extraction process consists of primary extraction and froth treatment stages;

         o Once extracted, the raw bitumen feedstock is transported from the Mine through a dual pipeline system to the Scotford Upgrader located near Fort Saskatchewan, Alberta where it is upgraded into refinery feedstocks;

         o Upgrading is the final stage of the production process. The bitumen feedstock is distilled to recover diluent, then undergoes a hydro-conversion process with integrated hydro-treating to generate suitable product streams; and

         o After the bitumen has been upgraded, it is sold as refinery feedstock to North American refineries and to the Scotford
              Refinery, which is adjacent to the Scotford Upgrader, for further processing. A dual pipeline system connects the Scotford Upgrader to certain third party pipelines in Edmonton, Alberta.

JOINT VENTURE AGREEMENT

The following section describes the general terms of the Joint Venture Agreement and certain other relevant agreements.

GENERAL

The Joint Venture, which commenced December 6, 1999, consists of the following: (i) the mining of oil sands from the western portion of Lease 13;
(ii) extraction of bitumen from such oil sands at the Extraction Plant; (iii) the upgrading of such diluted bitumen in the Upgrader into refinery feedstocks and synthetic crude oil blends; (iv) certain rights of the Corporation and Chevron to participate in mining operations on the east area of Lease 13 and in Shell's Other Athabasca Leases; (v) an area of mutual interest for expansion of operations of the Joint Venture; (vi) the disposition of the Upgrader products; and (vii) the construction operations relating to the foregoing.

The Joint Venture has been established pursuant to a number of agreements among the Owners and is the subject of other agreements between the Owners and third parties.

JOINT VENTURE AND RELATED AGREEMENTS

The principal agreement, which established the Joint Venture and governs the relationship of the Owners, is the Joint Venture Agreement. This agreement also sets out the manner in which certain of the other Project agreements will be managed.

The agreement provides for the formation of the Joint Venture, the manner in which the Joint Venture is administered, the creation and manner in which the Executive Committee, which is the decision making body in respect of most matters, functions, the responsibilities of the project administrator, secondments of Owners' personnel, budgets, costs, technology matters, dispositions, defaults, environmental matters, expansions, Owner's rights vis-a-vis each other, as well as financial, accounting, banking matters, basic design parameters of the Project and other matters.

The Joint Venture continues until all abandonment and decommissioning obligations of the Owners have been fulfilled in accordance with applicable laws and all required regulatory approvals have been received, all third party Project agreements have been terminated and all accounts among the Owners in respect of the Project have been settled.

EXECUTIVE COMMITTEE AND PROJECT ADMINISTRATOR

The Joint Venture Agreement establishes an Executive Committee that is responsible for most decisions relative to the Joint Venture, other than those which are requirements of the Owners. One of Shell's representatives has been appointed as the first Chairman and each Owner has appointed two representatives to the Executive Committee. Voting at the Executive Committee level is based upon Owners' ownership interests.

The Executive Committee also oversees the operations of Albian and Shell as operators of the Mine and Extraction Plant and the Upgrader and related facilities and ensures that each Owner has an ongoing opportunity to provide qualified secondees to the Project.

The project administrator, which initially is Shell, has an administrative function and deals with day to day matters that include making payments under third-party Project agreements and dealing with administrative matters relating to non-performing Owners. The project administrator is responsible for carrying out the directions of the Executive Committee and appointing an individual to act as project integration manager.

WESTERN PERSONNEL

Albian operates the Mine and the Extraction Plant pursuant to an operating agreement. The mining and extraction services agreement dated December 6, 1999 between Western and Albian (the "Mining and Extraction Services Agreement") sets out that Western will provide certain mine and extraction management services including the full and part-time services of certain of its employees and consultants to Albian. Further, Western will identify additional personnel to be employed by Albian beyond the Western personnel who are necessary for the operation of the Mine and the Extraction Plant. Western has five employees working directly for the Joint Venture, two of which are operational personnel at the Mine while the remaining three are based in Calgary and their primary role is to assist with our Joint Venture partners in the planning and feasibility studies associated with expansion initiatives. All costs incurred by Western and approved by the Executive Committee in respect of the provision of services by Western pursuant to the Mining and Extraction Services Agreement are reimbursed by Albian.

THE ATHABASCA OIL SANDS PROJECT

PRODUCTION HISTORY

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by Western for its synthetic crude oil production for each quarter of its most recently completed financial year:

                                                            THREE MONTHS ENDED
                                  --------------------------------------------------------------------
                                  MARCH 31, 2005  JUNE 30, 2005  SEPTEMBER 30, 2005  DECEMBER 31, 2005
                                  --------------  -------------  ------------------  -----------------
Average Daily Production - dry
bitumen basis (bbl/day)              26,503         32,757            33,034             35,572

Average Net Prices Received
($Cdn/bbl)                            50.44           66.74            77.38               68.28

Royalties ($Cdn/bbl)                   0.28           0.30              0.46               0.32

Operating Expenses ($Cdn/bbl)         24.79           18.57            21.33               21.72

Feedstocks ($Cdn/bbl)                 11.56           17.14            16.29               17.58

Netback Received
($Cdn/bbl)((2))                       13.81           30.73            39.30               28.66

NOTES:
(1)      All per barrel amounts are stated on a dry production bitumen basis.
(2) Netback is calculated as oil sands revenue less royalties, operating expenses and feedstocks on a per barrel of production basis.

PRODUCTION ESTIMATES

Western estimates that its synthetic crude oil production from the AOSP will be between 145,000 to 150,000 barrels per day (29,000 to 30,000 barrels per day, net to Western) for 2006. Production for 2006 will be impacted by an estimated eight week turnaround of the entire operation during the second quarter of 2006 together with the unscheduled repairs in March to the conveyor belt at the Mine. Production from the Project accounts for 100% of Western's estimated production in 2006.

RESERVES, RESOURCES AND LAND

Under the terms of the Joint Venture Agreement for the AOSP, Western and its partners have in place a Participation and Area of Mutual Interest Agreement ("AMI"). The AMI stipulates that the Joint Venture partners have rights to participate in any additional leases that are acquired by any one of the partners in the Athabasca region.

Within the Project we have the following: proved and probable reserves which are associated with the existing operations at the Muskeg River Mine; resources on lands within the Joint Venture that have been evaluated; and finally, undeveloped lands which have been acquired by all three partners during the past year which are included under the terms of the AMI and are subject to evaluation for possible future development.

RESERVES

Lease 13 encompasses 49,872 acres hectares and lies within the mineable oil sands area of the Athabasca deposits. Bitumen has been extracted from the west side of Lease 13 for nearly three years. The operating Mine covers a 121 square kilometre portion of the western portion of Lease 13.

GLJ Petroleum Consultants Ltd. ("GLJ") prepared a report dated February 13, 2006 which evaluated the reserves attributable to Western as of December 31, 2005. This west portion of Lease 13 has been estimated by GLJ to contain approximately 1.6 billion barrels of oil. Of the 1.6 billion barrels of reserves, approximately 1.0 billion barrels are proved reserves while 0.6 billion barrels are considered probable reserves. Based on the Project's design capacity, the Mine has a reserve life index (both proved and probable) of 27 years at a non-declining undiluted bitumen production rate of 155,000 barrels per day.

The following table below outlines the Joint Venture's proved and probable reserves on the western portion of Lease 13 as estimated by GLJ.

-------------------------------------------------------------------------------
                                                                      WESTERN'S
                                                            TOTAL       SHARE
                                                           (MMBBLS)    (MMBBLS)
-------------------------------------------------------------------------------

JOINT VENTURE (RESERVES)
  Western portion of Lease 13                               1,551          310

-------------------------------------------------------------------------------

Reserves represent those quantities of oil and gas anticipated to be economically recoverable from Discovered Resources. Quantities of oil and gas must not be classified as reserves unless there is an expectation that the accumulation will be developed and placed on production within a reasonable timeframe. Reserves are a subset of recoverable resources which itself is a subset of discovered resources. See "Resources".

The tables below summarize the upgraded bitumen reserves and the value of future net revenue attributable to Western's ownership as evaluated in the GLJ Report. The information set forth below relating to Western's reserves constitutes forward-looking information which is subject to certain risks and uncertainties. See "Forward-Looking Information" and "Risks and Uncertainties".

All evaluations of future revenue are after the deduction of future income tax expenses, unless otherwise noted in the tables, royalties, development costs and production costs, but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. THE ESTIMATED FUTURE NET REVENUES CONTAINED IN THE FOLLOWING TABLES DO NOT NECESSARILY
REPRESENT THE FAIR MARKET VALUE OF THE CORPORATION'S RESERVES. THERE IS NO ASSURANCE THAT THE FORECAST PRICE AND COST ASSUMPTIONS

CONTAINED IN THE GLJ REPORT WILL BE ATTAINED AND VARIANCES COULD BE MATERIAL. Other assumptions and qualifications relating to costs and other matters are included in the GLJ Report. The recovery and reserves estimates attributable to Western's ownership in the Project are estimates only. Actual reserves may be greater or less than those calculated.

It is noted that the accuracy of any reserve estimate, especially when based on volumetric analysis, is a function of the quality of available data and of engineering interpretation and judgment. While reserve estimates presented herein are considered reasonable, performance subsequent to the date of the estimate may justify their revision, either upward or downward. The GLJ Report presents net revenue projections prepared for the reserves attributable to the ownership interest of Western along with a discussion of the evaluation.

                                    SUMMARY OF RESERVES AS AT DECEMBER 31, 2005

                                                    CONSTANT PRICES AND COSTS           FORECAST PRICES AND COSTS
                                                ----------------------------------- ----------------------------------
                                                         UPGRADED BITUMEN                   UPGRADED BITUMEN
                                                ----------------------------------- ----------------------------------
                                                     GROSS              NET              GROSS              NET
                                                    (MMBBL)           (MMBBL)           (MMBBL)           (MMBBL)
                                                ---------------    -------------    --------------    -------------
Proved Developed Producing                            190               182               190               175
Proved Developed Non-Producing                         5                 4                 5                 4
                                                ---------------    -------------    --------------    -------------
Total Proved                                          195               186               195               179
Total Probable                                        115               109               115               104
                                                ---------------    -------------    --------------    -------------
Total Proved Plus Probable                            310               295               310               283
                                                ===============    =============    ==============    =============

                                     NET PRESENT VALUES OF FUTURE NET REVENUE
                                        BASED ON CONSTANT PRICES AND COSTS

                                         BEFORE DEDUCTING INCOMES TAXES            AFTER DEDUCTING INCOME TAXES
                                     ----------------------------------------  -------------------------------------
                                                                                                      DISCOUNTED AT
                                       UNDISCOUNTED       DISCOUNTED AT 10%       UNDISCOUNTED            10%
                                           (MM$)                (MM$)                (MM$)                (MM$)
                                     ------------------  --------------------  -------------------  -----------------
Proved Developed Producing                 6,109                3,099                4,498               2,423
Proved Developed Non-Producing              232                  240                  148                 152
                                     ------------------  --------------------  -------------------  -----------------
Total Proved                               6,341                3,339                4,645               2,575
Total Probable                             4,015                 960                 2,672                639
                                     ------------------  --------------------  -------------------  -----------------
Total Proved Plus Probable                10,356               4,299                7,317               3,214
                                     ------------------  --------------------  -------------------  -----------------

The following tables present the estimated future net revenue attributable to Western, as set forth in the GLJ Report:

                                      TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
                                        BASED ON CONSTANT PRICES AND COSTS

                                                                                  FUTURE               FUTURE
                                                                                    NET                  NET
                                                                  ABANDONMENT    REVENUE              REVENUE
                                                                      AND         BEFORE               AFTER
                                      OPERATING    DEVELOPMENT     RECLAMATION     INCOME    INCOME     INCOME
                 REVENUE  ROYALTIES     COSTS         COSTS          COSTS         TAXES     TAXES      TAXES
                  (MM$)     (MM$)       (MM$)         (MM$)          (MM$)         (MM$)     (MM$)      (MM$)
                --------- ----------  ----------  -------------  --------------  ---------- --------  --------
Total Proved     11,377      519        4,087          429             -           6,341     1,696      4,645
                --------- ----------  ----------  -------------  --------------  ---------- --------  --------
Total Proved
Plus Probable    18,111      910        6,243          602             -          10,356     3,039      7,317
                --------- ----------  ----------  -------------  --------------  ---------- --------  --------

                    FUTURE NET REVENUE BY PRODUCTION GROUP
                      BASED ON CONSTANT PRICES AND COSTS

The future net revenue before income taxes and discounted at 10% per year in respect of the total proved and total proved plus probable upgraded bitumen reserves attributable to Western's ownership interest in the Project as at December 31, 2005 are $3,339 million and $4,299 million, in each case based on constant prices and costs.

                                     NET PRESENT VALUES OF FUTURE NET REVENUE
                                        BASED ON FORECAST PRICES AND COSTS

                                     BEFORE DEDUCTING INCOME TAXES              AFTER DEDUCTING INCOME TAXES
                                             DISCOUNTED AT                              DISCOUNTED AT
                               ------------------------------------------ ----------------------------------------
                                 0%       5%      10%     15%      20%      0%       5%      10%     15%      20%
                               (MM$)    (MM$)    (MM$)   (MM$)    (MM$)   (MM$)    (MM$)    (MM$)   (MM$)    (MM$)
Proved Developed Producing     3,494    2,473    1,875   1,502    1,254   2,755    2,029    1,595   1,316    1,127
Proved Developed
Non-producing                    156      163      139     109       83      96      100       84      64       47
                               -----    -----    -----   -----    -----   -----    -----    -----   -----    -----
Total Proved                   3,650    2,636    2,014   1,611    1,337   2,851    2,130    1,679   1,381    1,174
Total Probable                 2,799    1,301     671     386      248    1,862     866      448     260      168
                               -----    -----    -----   -----    -----   -----    -----    -----   -----    -----
Total Proved Plus Probable     6,449    3,937    2,685   1,997    1,585   4,713    2,996    2,127   1,641    1,342
                               =====    =====    =====   =====    =====   =====    =====    =====   =====    =====

                                      TOTAL FUTURE NET REVENUE (UNDISCOUNTED)
                                        BASED ON FORECAST PRICES AND COSTS

                                                                                  FUTURE               FUTURE
                                                                                    NET                  NET
                                                                  ABANDONMENT    REVENUE              REVENUE
                                                                      AND         BEFORE               AFTER
                                      OPERATING    DEVELOPMENT     RECLAMATION     INCOME    INCOME     INCOME
                 REVENUE  ROYALTIES     COSTS         COSTS          COSTS         TAXES     TAXES      TAXES
                  (MM$)     (MM$)       (MM$)         (MM$)          (MM$)         (MM$)     (MM$)      (MM$)
                --------- ----------  ----------  -------------  --------------  ---------- --------  --------
Total Proved      9,203        723      4,316         514             -          3,650         799      2,851
Total Proved
Plus Probable    15,526      1,341      6,964         772             -          6,449       1,736      4,713

                    FUTURE NET REVENUE BY PRODUCTION GROUP
                      BASED ON FORECAST PRICES AND COSTS

The future net revenue before income taxes and discounted at 10% per year in respect of the total proved and total proved plus probable upgraded bitumen reserves attributable to Western's ownership interest in the Project as at December 31, 2005 are $2,014 million and $2,685 million, in each case based on forecast prices and costs.

           RECONCILIATION OF NET RESERVES BY PRINCIPAL PRODUCT TYPE
                      BASED ON CONSTANT PRICES AND COSTS

Both fiscal 2005 and 2004 represent full years of production. The following table sets forth a reconciliation of the changes in Western's bitumen reserves as at December 31, 2005 against such reserves as at December 31, 2004 based on the constant price and cost assumptions set forth in Note 8 below:

                                                           UPGRADED BITUMEN
                                           ---------------------------------------------
                                                                         NET PROVED PLUS
                                           NET PROVED     NET PROBABLE      PROBABLE
                                             (MMBBL)         (MMBBL)         (MMBBL)
                                           ----------     ------------      --------
At December 31, 2004                           202               112          314
                                           ----------     ------------      --------
     Extensions                                 -                 -             -
     Improved Recovery                          -                 -             -
     Technical Revisions                        3                 2             5
     Discoveries                                -                 -             -
     Acquisitions                               -                 -             -
     Dispositions                               -                 -             -
     Economic Factors                          (7)               (5)          (12)
     Production                               (12)                -           (12)
                                           ----------     ------------      --------
At December 31, 2005                           186               109           295

     RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE
             DISCOUNTED AT 10% BASED ON CONSTANT PRICES AND COSTS

The following table sets forth changes between future net revenue estimates attributable to net proved reserves as at December 31, 2005 against such reserves as at December 31, 2004:

                                                                                         (MM$)
                                                                                         -----
Estimated Future Net Revenue at December 31, 2004                                        1,832
                                                                                         -----

  Sales and Transfers of Oil and  Gas Produced, Net of Production Costs and Royalties     (237)
  Net Change in Prices, Production Costs and Royalties Related to Future Production      1,378
  Changes in Previously Estimated Development Costs Incurred During the Period              28
  Changes in Estimated Future Development Costs                                           (196)
  Extensions and Improved Recovery                                                           -
  Discoveries                                                                                -
  Acquisitions of Reserves                                                                   -
  Dispositions of Reserves                                                                   -
  Net Change Resulting from Revisions in Quantity Estimates                                 24
  Accretion of Discount Pre Tax                                                            183
  Net Change in Income Taxes                                                              (437)
  Other changes, including Hedging                                                           -
                                                                                         -----
Estimated Future Net Revenue at December 31, 2005                                        2,575
                                                                                         =====

NOTES:
(1) Reserve definitions consistent with National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities ("NI 51-101") have been used in the GLJ Report, where: "Proved" reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. The targeted level of certainty under a specific set of economic conditions is at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves "Probable" reserves are those reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves. "Proved Plus Probable" reserves include those additional reserves that are less certain to be recovered than proved reserves. The targeted level of certainty under a specific set of economic conditions is at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

(2) All of the Project reserves are classified as "developed". The proved non-producing reserves relate to recovery factor and capacity improvements associated with de-bottlenecking capital investments. Although the capital is significant relative to the cost of drilling a well, classifying the non-producing reserves as undeveloped is not considered appropriate for this mining project.

(3) Reserves have not been attributed to Western for the bitumen deposits present in the eastern portion of Lease 13. Western does not currently hold a working interest position in these expansion opportunities. Although preliminary resource base assessments have been conducted on some of the leases held through the Joint Venture, no reserves have been attributed to Leases 88, 89, 90, 9, 15, 17, 309, 310, 351, 352, 631, and
    632.

(4) Upgraded bitumen is equivalent to a synthetic oil product type. This term is used rather than synthetic oil since production from the Upgrader includes volumes attributable to off-lease feedstock purchases that cannot be booked as Project reserves. Upgrading swells the bitumen such that the upgraded bitumen corresponds to 1.03 barrels of undiluted bitumen.

(5) The oil price forecasts reflect total revenues associated with the output from the Upgrader less the purchase costs associated with feedstock. Changes to the product mix and associated feedstock composition will occur relative to what they have been. In the constant price case, GLJ estimates the oil pricing to be the December 31, 2005 Edmonton Par less $10.00/bbl in 2006, reflecting the average December 2005 offset to Edmonton Par for each feedstock product and marketable product stream, and Western's budgeted compositions of feedstock and sales. In the forecast price case, GLJ estimates the oil pricing to be Edmonton Par less $10.00/bbl based upon the average for 2005..

(6) Bitumen production has been forecast by GLJ to be 145,000 barrels per day in 2005 in the proved category growing to 180,000 barrels per day by 2009 in the total proved category. In the proved plus probable case, production is forecast to grow from a rate of 150,000 barrels per day in 2005 to an average rate of 195,000 barrels per day by 2008. The incremental probable reserves reflect the current mine plan as well as improved extraction recovery relative to the proved category.

(7) Royalties are paid at the Mine boundary using a deemed bitumen revenue. In the constant price case, GLJ has used a bitumen price of $27.74/bbl based upon the December 2005 offset and a posted December 31, 2005 price for LLB Crude Oil at Hardisty. In the forecast price case, GLJ has deducted $0.50/bbl to GLJ's price for 12 degree heavy oil at Hardisty to reflect historic royalty calculations. The capital expense base for the Project at December 31, 2005 is estimated at $1,650 million.

(8) The constant price reflects December 31, 2005 prices of $68.27/bbl Edmonton Par oil, $39.20/bbl LLB Crude Oil at Hardisty, $9.46/MMBTU gas and zero inflation. In the forecast price assumptions, the following GLJ price forecast was used:

                   EXCHANGE     WTI CRUDE OIL AT    LIGHT, SWEET CRUDE OIL AT     HEAVY CRUDE OIL     ALBERTA PLANT
YEAR    INFLATION    RATE       CUSHING OKLAHOMA    EDMONTON (40 API, 0.3% S)   (12 API) AT HARDISTY    SPOT GAS

          (%)      ($US/$CDN)      ($US/BBL)                ($CDN/BBL)               ($CDN/BBL)         ($/MMBTU)
---------------------------------------------------------------------------------------------------------------------
2006      2.0            0.85        57.00                    66.25                    33.25              10.35
2007      2.0            0.85        55.00                    64.00                    32.75              9.00
2008      2.0            0.85        51.00                    59.25                    32.50              7.75
2009      2.0            0.85        48.00                    55.75                    32.00              7.25
2010      2.0            0.85        46.50                    54.00                    32.00              6.95
2011      2.0            0.85        45.00                    52.25                    33.50              6.65
2012      2.0            0.85        45.00                    52.25                    33.50              6.65
2013      2.0            0.85        46.00                    53.25                    34.00              6.80
2014      2.0            0.85        46.75                    54.25                    34.75              6.95
2015      2.0            0.85        47.75                    55.50                    35.25              7.15
2016      2.0            0.85        48.75                    56.50                    36.00              7.30
2017+     2.0            0.85       +2.0%/yr                 +2.0%/yr                 +2.0%/yr          +2.0%/yr

    In consideration of oil sands mining cost pressures, rather than the projected inflation of 2.0 percent above, GLJ assumed a 5.0 percent inflation factor for the Muskeg River Mine component of the project during the period 2006 through 2008, 4.0 percent in 2009, 3.0 percent in 2010 followed by 2.0 percent thereafter.

(9) Western's weighted average historical realized price for 2005 was $49.91 per synthetic barrel sold, $57.02 per synthetic barrel sold excluding the effects of hedging activities.

(10) GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

                           FUTURE DEVELOPMENT COSTS

The following table sets forth the future development costs associated with the development of Western's reserves as set forth in the GLJ Report.

                                                      TOTAL PROVED          TOTAL PROVED      TOTAL PROVED PLUS
                                                    ESTIMATED USING       ESTIMATED USING     PROBABLE ESTIMATED
                                                  CONSTANT PRICES AND   FORECAST PRICES AND     USING FORECAST
                                                         COSTS                 COSTS           PRICES AND COSTS
                                                         (MM$)                 (MM$)                (MM$)
                                                  -------------------   -------------------     --------------
2006                                                      65.0                  67.5                 72.8
2007                                                      80.0                  86.0                 96.7
2008                                                      50.0                  55.5                 60.1
2009                                                      20.0                  23.2                 24.4
2010                                                      20.0                  23.8                 25.1
                                                  -------------------   -------------------     --------------
Total for all years undiscounted                         429.1                 513.8                772.3
                                                  -------------------   -------------------     --------------
Total for all years discounted at 10%/year               276.6                 317.6                383.0
                                                  ===================   ===================     ==============

Western intends to finance these development costs through a combination of free cash-flow from operations together with existing banking facilities. To the extent that bank facilities increase, costs associated with this borrowing would likely be similar to the rates that have been incurred in the prior years. This anticipated financing strategy would not affect the reserve balances nor the estimated future net revenue associated with these reserves listed above.

COSTS INCURRED

The following table sets forth costs incurred by Western in respect of the Project for the year ended December 31, 2005:

       PROPERTY ACQUISITION COSTS          EXPLORATION COSTS   DEVELOPMENT COSTS
                 (MM$)                           (MM$)               (MM$)
---------------------------------------    -----------------   -----------------
PROVED PROPERTIES   UNPROVED PROPERTIES
-----------------   -------------------
       Nil                  Nil                 $31.7(1)              $27.7

(1) Includes $27.7 million incurred to fund Western's commitments pursuant to the first phase of the expansion


SIGNIFICANT FACTORS OR UNCERTAINTIES ON RESERVES DATA

Western's reserves to date relate only to the west side of Lease 13. All infrastructure components are in place to extract the independently evaluated reserves. Since significant capital costs have already been incurred for the Project, the exposure to rising capital costs is limited to expansion projects required to extract the undeveloped resources. Certain maintenance capital costs will be expended over the life of the reserves to repair and replace certain components, particularly at the Mine and extraction facilities given the abrasive nature of the ore being processed. However, risk remains with respect to ore quality, existence of deleterious materials such as water or clay fines and ore body geometry such as strip ratio. Important economic factors in the determination of the future net revenues associated with the reserves are forecasted prices of crude oil and natural gas. Should future prices vary significantly from prices used by GLJ in their independent assessment, the corresponding future net revenues associated with the reserves may be materially different. See section titled "Risks and Uncertainties".

LAND TENURE

Oil produced from oil sands is produced under Crown Oil Sands Leases granted by the Province of Alberta. Such Crown Oil Sands Leases have an initial term of 15 years, and may be continued thereafter under the OIL SANDS TENURE REGULATION (Alberta) to the extent that the lessee has attained the required minimum level of evaluation of the oil sands in the leases or the leases are producing. Lease 13 has been continued under such regulation. The real property related to the pipelines, the Upgrader and the cogeneration facilities fall into two basic categories of ownership: (i) a number of locations, including some pumping/compressor stations, are owned in fee simple; and (ii) the majority of locations are covered by leases, easements, rights-of-way, permits or licenses from landowners or governmental authorities permitting the land to be used in such a manner.

ROYALTIES

An initial royalty of 1% of the gross revenue on the bitumen produced is paid until the Owners have recovered 100% of the capital costs associated with the Mine and Extraction Plant, including a return on capital. Such return is based on the monthly Canadian federal long-term bond rate. Subsequent thereto, the royalty will be the greater of 1% of the gross revenue on the bitumen produced and 25% of net bitumen revenue. Gross revenue is calculated based on the fair market value of the bitumen prior to upgrading. Net revenue is determined by deducting from gross revenue the aggregate of all allowable operating costs, interest expense and amortization of capital costs and any loss carryforwards. Based on forecasted production levels and proposed capital expansions, Western does not foresee the higher royalty rates to take effect in the immediately foreseeable future.

ENVIRONMENTAL CONSIDERATIONS

The key environmental issues and stakeholder concerns to be managed by the Owners in the development of the Mine are similar to those currently being managed by existing oil sands operators and communities and encompass the health of local and regional residents and Project employees, surface disturbance on the terrestrial ecosystem, effects on traditional land use and historical resources, local and regional air quality, water quality, health of the aquatic ecosystem in the Athabasca and Muskeg rivers and cumulative effects on wildlife populations and aquatic resources. The Owners have committed to both site-specific and regional monitoring programs that will track the effects of the Project and the cumulative effects of regional development on environmental components and ecosystems.

The Owners will operate the Project to achieve compliance with applicable statutes, regulations, codes, permit conditions and, to the extent practicable, government guidelines. Where the applicable laws are not clear or do not address all environmental concerns, management will apply appropriate internal standards and guidelines to address such concerns. In addition to complying with legislation and regulations and exercising due diligence, the Owners will strive to continuously improve the overall environmental performance of the operation and products while aspiring for short term and long term commercial success for the Project. Air quality is of particular importance to the Project, and has taken on greater significance with the federal government's ratification of the Kyoto agreement. As part of a Voluntary Climate Change Action Plan, the Joint Venture has substantially reduced emission targets for the Project. As it stands today, the Project is operating with emissions that are approximately 27 per cent lower than the original case that was approved by the Alberta Energy and Utilities Board. This has been achieved through the addition of cogeneration units, the use of waste hydrogen from a neighbouring facility and a variety of process improvements. Western's goal is to further reduce emissions by another 40 per cent by 2010 through a combination of energy efficiency projects. To achieve this goal, the Owners are pursuing a multi-faceted plan, which includes energy efficiency projects, investigation of cleaner technology, the purchase of domestic and international offsets and tree-planting offset programs.

ABANDONMENT AND RECLAMATION COSTS

Western has abandonment and reclamation liabilities relating to the Mine, Upgrader and related facilities. Western estimates the abandonment liability, net of salvage, for these assets with consideration given to the expected cost to abandon and reclaim the lands and facilities. These estimates are based on prevailing industry conditions, regulatory requirements and past experience. The value is determined by Western first estimating the anticipated timing and amount of net cash outflows using third party costs for future dismantlement and site restoration. These future payments are then present valued using a credit adjusted risk free rate appropriate for Western.

The liability is estimated in the period in which the liability is incurred. These estimates are prepared annually and adjustments are made quarterly for material changes in the amount of the liability or the timing of abandonment. Where material differences are identified, adjustments to the liabilities or accretion expense are made on a prospective basis.

Western's share of the present value of abandonment and reclamation costs that require recognition in its financial statements at December 31, 2005 is $9.1 million ($199.0 million undiscounted). These liabilities relate to Western's 20% working interest in the Project's future dismantlement costs and site restoration costs for the Mine, Upgrader and related facilities. GLJ has not included any abandonment and reclamation costs in the GLJ Report. Western does not anticipate any material expenditures relating to abandonment and reclamation during the next three years as the current mine plan contemplates development over 30 years.

THIRD PARTY FACILITIES

The Owners have entered into various contracts with certain third parties to construct, own and operate certain additional facilities required by the Project. Terasen Pipelines (Corridor) Inc. ("Terasen") constructed the dual pipeline system that connects the Mine to the Scotford Upgrader and the Scotford Upgrader to certain third party pipelines. Terasen was acquired during the course of 2005 by Kinder Morgan, Inc. ("Kinder Morgan") Kinder Morgan now operates this system directly. The Owners are severally responsible for the costs of transportation on the pipeline systems, which is on a take or pay basis.

ATCO built, owns and operates the cogeneration facility located on Lease 13 which provides power and steam for the Mine and Extraction Plant. ATCO also owns and operates the cogeneration facility constructed to provide electrical power to the Upgrader. The Owners are obligated to purchase power from ATCO under long-term contracts. ATCO has the ability to sell any excess power generated by the cogeneration facilities to the commercial power market.

MARKETING AND SALES

Shell Canada Products Limited takes delivery of vacuum gas oil at the Scotford Refinery, representing approximately one-third of the total Upgrader production, pursuant to a long-term sales arrangement. Western sells approximately 12,000 barrels per day of vacuum gas oil to Shell Canada Products Limited under this arrangement representing its 20% share of such total sales. The remaining production from the Upgrader and any third party feedstocks currently form the basis of two streams of synthetic crude oil (one heavy and one light) totalling approximately 150,000 barrels per day (30,000 barrels per day to Western). This production is taken in kind and marketed by each Owner to numerous refineries throughout North America. The Scotford Upgrader is located at the hub of the western Canadian refining industry near Edmonton, Alberta, providing the Owners with access to a number of pipeline systems, to which the Corridor pipeline system is connected. Provisions for pipeline deliveries have been established through most major crude oil trunkline systems. As a result, Western is able to sell all of its production volumes into the traditional North American markets.

Market acceptance of Western's two streams of synthetic crude oil continues to be high, with these products consistently meeting or exceeding customer expectations. While Western's upgrading provides synthetic crude oil with superior qualities for processing, Western's products also lend themselves to blending and customizing and this flexibility may lead to significant improvements in refinery efficiencies for Western's customers. A dedicated pipeline to the Edmonton terminals has ensured the integrity of Western's product and in order to maintain this quality, Western's products are shipped in segregated streams.

INSURANCE

The Owners obtained insurance to protect against certain risks of loss during the construction of the Mine, Extraction Plant and the Upgrader. The insurance is typical for a project of the nature of the Project.

In addition, Western obtained, for its own account, a $200 million insurance policy which, throughout the period March 2000 through April 2004, covered certain costs, expenses and losses of revenue including: (i) costs and expenses or loss of revenues arising from a delay in achieving the guaranteed production levels as set out in the feasibility study; (ii) costs and expenses incurred in connection with the modification, repair or replacement of equipment or material, which are directly related to achieving the guaranteed production levels; (iii) escalation in Project costs beyond the budgeted Project costs, which are directly related to achieving the guaranteed production levels; and (iv) debt service costs related to obligations incurred to finance any of (i), (ii) or
(iii).

Arbitration proceedings under the terms of Section IV of Western's cost overrun and Project delay insurance policy have been initiated to resolve the disputes with insurers surrounding the claims for payment pursuant to this policy. Western has filed insurance claims for the full limit of the policy, namely $200 million, and will also be seeking interest and punitive and aggravated damages. The arbitration panel has now been constituted. A number of procedural motions have been heard to date and further motions are expected to occur prior to the commencement of the main arbitration hearing. Some of the decisions relating to the preliminary motions have been appealed and determined and one is currently under appeal, resulting in delays to the commencement of the main arbitration hearing, which is now expected to occur in 2007.

In addition, insurers involved in the dispute with Western have withheld insurance proceeds payable to Western for damages related to the January 2003 fire and related freezing damage. With the exception of the amounts withheld, these claims have now been resolved. To date, Western has received $16.1 million from insurers in respect of claims relating to the fire and freeze damage. See "General Development of the Business - Operating Activities".

During 2005, the Joint Venture announced it had reached a settlement with the insurers on its loss of profits claim. The final settlement amount totalled $220 million ($44 million net to Western), of which Western received $19.4 million. Amounts withheld are by those common insurers on Western's start-up and delay insurance policy which, as discussed above, is currently in arbitration proceedings. The principal amount of Western's outstanding insurance claims is $244 million. There can be no assurance that Western will receive any or all of these outstanding amounts. The potential benefit of collection of insurance proceeds is not factored into Western's financing strategy. Should these proceeds, or part thereof, be received, Western would conduct appropriate analysis to determine where to best deploy the funds.

Western's current insurance is designed to protect its ownership interest against losses or damage to the Mine, Extraction Plant and Upgrader, to preserve its operating income and to protect against its risk of loss to third parties. Western also renewed its property and business interruption insurance but increased the limit to reflect the significant increase in commodity prices. Western also maintains other insurance coverages addressing other parts of our operations to sufficiently guard against unforeseen events and risks.

AOSP EXPANSIONS

Under the terms of the Joint Venture Agreement, should an Owner wish to undertake an expansion of a key component of the Project, the mining of the remaining area of Lease 13 or the construction of a new mine or upgrader, it must first advise the other Owners and provide a period of time for them to advise as to whether or not they will participate in the feasibility study for the proposed expansion. If an Owner does not originally participate in a feasibility study it may, upon completion of the feasibility study, purchase the right to participate in the feasibility study and the expansion by paying twice the cost of its proportionate share of the feasibility study.

If an expansion is to take place, an Owner must satisfy certain conditions relating to financial capability to undertake the proposed expansion. Expansion on the eastern portion of Lease 13 or in respect of the Upgrader prior to five years after Project Start-up may only be undertaken with the written approval of Shell (provided Shell or an affiliate has an ownership interest in the Upgrader and is an Owner and operator of the Scotford Refinery at the time in respect of expansion to the Upgrader). In order to participate in an expansion in respect of the east area of Lease 13, each Owner would be required to pay to Shell an amount based on the share of the recoverable bitumen reserves to be acquired by such Owner. Owners' interests will be adjusted to reflect expansions. Expansions may only take place by Owners with total ownership interest of a minimum of 40% in the key component of the Project being expanded. If an Owner other than Shell does not participate in an expansion on the east portion of Lease 13 or in Shell's other Athabasca Leases it shall have no further expansion rights.

DISPOSITIONS

Owners may not assign or transfer ownership interests in the Project until three years after Project Start-up unless such dispositions are: (i) a grant of security and the secured party acknowledges it is subject to the Joint Venture Agreement and is subordinate to all liens granted thereunder; (ii) dispositions to affiliates; (iii) to a person meeting certain specified financial requirements; and (iv) certain limited public or private placement offerings of securities. Partial assignments are only permissible if all resulting ownership interests are 10% or greater. The Owners have also granted each other a right of first refusal in respect of proposed dispositions.

PROPOSED EXPANSIONS AND FEASIBILITY STUDY AGREEMENT

During 2005, the Project adopted an expansion strategy of developing identical incremental trains of production. It is anticipated that three back-to-back 100,000 barrel per day trains will be added to the Mine with a corresponding increase in capacity at the Upgrader. This "building-block" strategy has several competitive advantages including economies of scale in engineering design, procurement of components and materials and labour retention. The timing of the current expansion plans contemplates 100,000 barrels per day of incremental production being added every two years starting in 2009, 2011 and 2013. With the leases known to have resources at the present time, this would imply an eight to ten year construction period. With significantly more people, time and effort dedicated to the planning process of the expansion compared to the first construction initiative, it is believed that cost-overruns will be largely mitigated. Further expansion efforts may be conducted as additional leases are included in the AMI. As currently designed, expansion plans would result in the AOSP's production increasing from 180,000 to 200,000 barrels per day following production optimization initiatives to 500,000 to 600,000 barrels per day by 2015. Initial capital costs for the first expansion phase have been estimated at up to $200 per annual flowing barrel. Based on the continuous construction strategy, the first expansion phase will include items which will be utilized by subsequent phases and, therefore, the capital intensity of subsequent phases is expected to be reduced. Capital will be deployed once for permanent personnel facilities, permanent construction equipment, utilities infrastructure, etc rather than a strategy of multiple stand-alone expansion efforts. See "Forward-Looking Information" and "Risks and Uncertainties".

Beyond the first phase of the expansion, the Project's longer term optimization plan includes:

         o development of additional resources located on Leases 88 and 89 with a capacity of approximately 100,000 barrels per day of bitumen production. Regulatory approval would be received as part of the omnibus filing;

         o development of additional resources on Lease 9 which was acquired by Shell in 2004. It is estimated that Lease 9 could result in an additional 200 million barrels net to Western. Shell also acquired Lease 17 in 2004 but this parcel has not yet been evaluated;

         o evaluation of additional mineable leases acquired recently by Shell in the Athabasca region. An extensive drilling program on these leases, together with Lease 17, is planned for the 2006/2007 drilling season. The results will be reviewed over the balance of 2006 and a mine plan developed accordingly, should economic resources exist; and

         o analyses of processes and/or equipment that will result in a reduction of unit operating costs in the extraction process and the dependency on natural gas.

The timing and details of any expansion will be subject to the outcome of future evaluations of economics, market needs, regulatory requirements and sustainable development considerations.

The pre-feasibility phase has been completed and the Owners are now progressing through the feasibility study which is expected to be completed in the third quarter of 2006. The scope of the feasibility study is much more involved and includes such analysis as the location and size of the mine, the nature, location and extent of the mine facilities, the upgrader facilities and the third party facilities, a plan for the construction of these additional facilities in addition to numerous other activities. The feasibility study will also more narrowly define the capital costs associated with the expansion initiatives to an estimate within +/- 10%. The interests of the parties to this agreement are the same as in the Joint Venture Agreement; however, the terms of the Joint Venture Agreement do not govern this undertaking. This feasibility study agreement does not add to nor detract from any of Western's rights under the Joint Venture Agreement. The overall management has been delegated to the Executive Committee of the Joint Venture, which delegates certain matters to the project administrator. Western may withdraw from the feasibility study agreement at any time; however, Western may be reinstated by paying twice the costs it would have otherwise been required to pay to preserve its rights to participate in a feasibility study and expansion pursuant to the Joint Venture Agreement. See "Forward-Looking Information" and "Risks and Uncertainties".

REGULATORY APPROVALS

On April 23, 2004, Western announced that the AOSP received approval from both the provincial and federal government cabinet for the first phase of the Jackpine Mine in the Athabasca oil sands region of northern Alberta. Since these approvals have been received, the Owners have advanced the continuous construction scenario and filed a regulatory permit in April 2005 which included a revision to the existing Mine permit to accommodate the de-bottlenecking volumes as well as the first phase of the expansion. With permits in place and those recently filed, the goal is to produce 300,000 barrels per day by the end of 2009. The first expansion phase intends to extract resources from the east side of Lease 13 in addition to those located on Lease 90 and includes a mining and extraction facility. It is anticipated that Western will seek board approval for the first expansion phase in the latter half of 2006. Approval will be preceded by the substantial completion of design and appropriate multi-company, multi-disciplinary reviews aimed at improving the certainty of project execution and reducing the variability on capital costs to an acceptable level Certain long lead items have already been ordered with a corresponding capital outlay to ensure these critical items are delivered on site at the appropriate time. Approval of the first phase of the expansion this year, combined with Western compliance with certain provisions under the JVA, will allow the Corporation to recognize its pro rata share of the reserves associated with this expansion.

In addition, an omnibus regulatory permit is being prepared that, once submitted and approved, would enable the Project to produce 500,000 barrels per day. It is envisioned that this permit will be submitted during 2006 with the expectation that approval will be received in mid-2008.

The timing and receipt of regulatory approvals is subject to certain risks and
uncertainties.    See    "Forward-Looking    Information"   and   "Risks   and
Uncertainties".

RESOURCES

Western is a party to the AOSP Participation and AMI Agreement. The AMI stipulates that the current Joint Venture parties have rights to participate in any additional leases that are acquired by any one of the parties in the Athabasca region. Western is entitled to participate in all future expansions on Lease 13 and in the other oil sands opportunities with Shell and Chevron in respect of Shell's Other Athabasca leases, and within a defined area of mutual interest.

The following table outlines the independently evaluated resources available for future expansion opportunities on the remainder of Lease 13 together with Leases 88, 89, 90, 9 and 17 as verified by Norwest Corporation, an independent mining and geological consultant. Except in the case of Lease 17, the resource estimates set forth in the Norwest Report are based on certain limiting criteria including a minimum bitumen content of 7% to total weight, minimum mining thickness of 3 metres and maximum total volume to bitumen in place ("TV:BIP") of 12:1.

The volumetric amounts are expressed on a Discovered Resources basis. Definitions and guidelines which govern the evaluation of reserve and resource quantities are contained in the Canadian Oil and Gas Evaluation Handbook. There is considerable difference between the evaluation of reserves versus resources. Discovered Resources are comprised of recoverable and unrecoverable resources. Recoverable resources are those quantities of oil and gas anticipated to be economically recoverable, which may be categorized as reserves once other conditions such as obtaining regulatory approvals, capital commitment and ownership of the leases have been satisfied. Western has not yet satisfied the requirements on these leases. Only the recoverable portion of the resources listed below will ultimately be booked as reserves. Evaluations will be conducted in the future to determine these amounts.


                                                         TOTAL PROJECT
                                                            (MMBBLS)
                                               -------------------------------
FUTURE OPPORTUNITIES (DISCOVERED RESOURCES)         High       Best       Low
                                                 Estimate   Estimate   Estimate
                                                    (P10)      (P50)     (P90)
------------------------------------------------------------------------------
  Remainder of Lease 13                             5,251      5,028     3,194
                                                    2,382
  Leases 88 and 89                                             2,038       856
  Lease 90                                            269        253       162
  Lease 9 and 17(2)                                 2,110        899       431
------------------------------------------------------------------------------
Total                                              10,012      8,218     4,643
------------------------------------------------------------------------------
(1) Table above represents total Project interest in the leases which are currently held by Shell. Under the AMI, Western has the right to participate in these leases to a 20 percent level.

(2) Norwest attributed only inferred resources to Lease 17 (high estimate only) reflecting a probability of only 10% that the resource equals or exceeds the estimated amount given the limited amount of data available on this lease. Major assumptions used in the classification of inferred resources for Lease 17 were average in-place bitumen content of 10% to total weight and ore thickness of approximately 15 metres over less than half the lease area. Due to the level of uncertainty on this lease it should not be assumed that all or any part of an inferred resource will be upgraded as a result of continued exploration.

LAND POSITION

During 2005, Shell purchased Leases 15, 351, 352, 631, 632, 309 and 310 at public land auctions of the Alberta Government which have not been evaluated. Pursuant to the AMI, Western has the right to participate to its 20 per cent interest in the development of these leases. Extensive core-hole drilling programs are planned over the next two years to evaluate the resource potential of these additional leases.

Western also has the right to participate in the five heavy oil sand leases that Chevron recently acquired. These in-situ leases cover approximately 30,300 hectares and possess an estimated 7.5 billion barrels of oil in place (according to Chevron's internal estimates). They have the potential for bitumen extraction through in-situ recovery methods. Pursuant to the terms of the AMI, Western has the right to participate to a 20 percent interest upon Chevron serving notice to the other Joint Venture parties of its recent purchase followed by certain payments to Chevron.

Our undeveloped land position also includes an in-situ lease acquired by Western during 2005 covering 3,329 gross hectares. Both Shell and Chevron have elected to participate to their 20 percent interest pursuant to the AMI.

Western has significantly increased its internal organizational capabilities in 2005 with the addition of senior technical staff focused on developing its in-situ strategy. This strategy includes the ability to make critical assessments in both the Shell and Chevron property rights in addition to pursuing the purchase of undeveloped properties directly and offering reciprocal option rights to Shell and Chevron. The exploration and development of this significant land and resource base if warranted, both mineable and in-situ, could involve a substantial and material capital commitment on the part of Western to develop the underlying resource.

The following table summarizes the gross and net area associated with each of these Leases together with existing leases.


                                                                     NET AREA TO
                                    GROSS AREA    WESTERN INTEREST     WESTERN
                                      (ACRES)            (%)            (ACRES)
                                   -------------- ----------------- ------------
AOSP/EXPANSIONS
     Lease 13                         49,872             20             9,974
     Lease 88                         28,108             20             5,622
     Lease 89                         14,765             20             2,953
     Lease 90                          2,881             20               576
     Lease 9                          14,896             20             2,979
     Lease 17                         21,508             20             4,302
---------------------------------- -------------- ----------------- ------------
                                     132,030              -            26,406
---------------------------------- -------------- ----------------- ------------
ADDITIONAL MINEABLE LEASES
     Lease 15                          3,796             20               759
     Lease 351                        22,773             20             4,555
     Lease 352                        16,447             20             3,289
     Lease 631/632                     6,642             20             1,328
     Lease 309                        11,387             20             2,277
     Lease 310                         7,591             20             1,518
---------------------------------- -------------- ----------------- ------------
                                      68,636              -             13,726
---------------------------------- -------------- ----------------- ------------
IN-SITU LEASES
     Chevron Leases                   75,000             20             15,000
     Lease 353 (Western)               8,225             60             4,935
---------------------------------- -------------- ----------------- ------------
                                      83,225              -            19,935
---------------------------------- -------------- ----------------- ------------
TOTAL                                283,891              -            60,067
                                   -------------- ----------------- ------------


FORWARD CONTRACTS

Western has entered into various commodity pricing agreements designed to mitigate the exposure to the volatility of crude oil prices in U.S. dollars with the objective of solidifying the Corporation's balance sheet in the years where significant capital expenditures are planned. Western no longer holds fixed priced swap contracts but utilizes a combination of a series of put and call options in order to provide a floor West Texas Intermediate ("WTI") price yet maintain upside potential on a portion of the Corporation's base volumes should commodity prices continue to rise. As at January 1, 2006, the following positions are in place:

                                             Period (calendar year)
                                    =======================================
                                        2007         2008          2009
                                    ------------ ----------- --------------

Put options purchased (bbls/d)         20,000       20,000        20,000
Avg. put strike price (US$/bbl)         52.50        54.25         50.50

Call options sold (bbls/d)             10,000       15,000        15,000
Avg. call strike price (US$/bbl)        92.50        94.25         90.50

GLJ has not included any effects of ing activities in the GLJ Report.

TAX HORIZON

Western is currently not required to pay cash income taxes. Western estimates that cash income taxes will become payable within five to seven years, depending on commodity prices, foreign exchange rates, operating costs, interest rates, future annual taxable income levels, expansions of the Project and other business activities. Changes in these factors from estimates used by Western could result in Western paying income taxes earlier or later than expected.

                                DIVIDEND POLICY

No dividends have been paid on any shares of Western since the date of its incorporation. The Corporation currently intends to retain its earnings to finance the growth and development of its business and therefore it is not expected that dividends will be paid on the Common Shares in the immediate or foreseeable future. In addition, the note indenture governing the Notes contains restrictions on the Corporation's ability to pay dividends or distributions of any kind. See "Credit Ratings".

                         DESCRIPTION OF SHARE CAPITAL

The authorized share capital of the Corporation includes an unlimited number of Common Shares, an unlimited number of Non-voting Convertible Class B Equity Shares ("Non-voting Convertible Equity Shares"), an unlimited number of Class C Preferred Shares ("Class C Shares") and an unlimited number of Class D Preferred Shares, issuable in series ("Class D Shares").

The following is a brief description of the attributes of the Corporation's Common Shares, Non-voting Convertible Equity Shares, Class C Shares and Class D Shares.

COMMON SHARES

The holders of Common Shares are entitled, subject to specified preferences in favour of holders of Class C Shares and Class D Shares, to dividends if, as and when declared by the directors and to one vote per share at meetings of the holders of Common Shares and, upon liquidation, subject to specified preferences in favour of holders of Class C Shares and Class D Shares, to share equally share for share with the Non-voting Convertible Equity Shares in the remaining assets of the Corporation.

NON-VOTING CONVERTIBLE EQUITY SHARES

The holders of Non-voting Convertible Equity Shares are entitled to dividends in parity with the Common Shares if, as and when declared by the directors and, upon liquidation, subject to specified preferences in favour of holders of Class C Shares and Class D Shares, to share equally share for share with the Common Shares in the remaining assets of the Corporation. Holders of Non-voting Convertible Shares are not entitled to receive notice of, attend or vote at any meetings of shareholders unless otherwise entitled pursuant to applicable laws.

Each Non-voting Convertible Equity Share shall entitle the holder to acquire (subject to adjustment), at no additional cost, one Common Share at 4:30 p.m. (Calgary time) (the "Acquisition Expiry Time") on the earlier of: (i) five (5) business days following the date upon which a receipt for a prospectus (the "Qualifying Prospectus") to be filed by Western with respect to the
distribution   of  the  Common  Shares  upon   conversion  of  the  Non-voting
Convertible Equity Shares has been issued by the last of the securities commissions or similar regulatory authorities in the Province of Alberta and such other provinces of Canada in which the Corporation files such Qualifying Prospectus (based upon the residences of Canadian subscribers); and (ii) 12 months from the date of issuance of the Non-voting Convertible Equity Shares. Non-voting Convertible Equity Shares outstanding at the Acquisition Expiry Time shall be deemed to be converted by the holder, without any further action on the part of the holder, at the Acquisition Expiry Time. As at the date hereof, there are no outstanding securities of this class.

CLASS C SHARES

The Corporation is authorized to make one issuance of Class C Shares. The holders of Class C Shares shall not be entitled to receive notice of, attend or vote at any meetings of the shareholders of the Corporation unless otherwise entitled pursuant to applicable laws but shall be entitled to receive in respect of each calendar year, if, as and when declared by the directors, a non-cumulative preferential dividend in the amount (if any) declared by the directors. No dividends shall be declared or paid in any year on the Common Shares, Non-voting Convertible Equity Shares, Class D Shares or any other shares of the Corporation ranking junior to the Class C Shares from time to time with respect to the payment of dividends, unless all dividends which shall have been declared and which remain unpaid on the Class C Shares then issued and outstanding shall have been paid or provided for at the date of such declaration or payment. Upon liquidation, holders of Class C Shares shall be entitled to payment of an amount (subject to adjustment) equal to the amount or value of the consideration paid for such shares (the "Redemption Amount") in priority to the Common Shares, the Non-voting Convertible Equity Shares, the Class D Shares and any other shares ranking junior to the Class C Shares from time to time. The Class C Shares are redeemable by the Corporation or the holders of Class C for the Redemption Amount. As at the date hereof, there are no outstanding securities of this class.

CLASS D SHARES

The Class D Shares are entitled to receive notice of, attend and vote at any meetings of shareholders and are convertible into Common Shares, prior to redemption, on a one-for-one basis. The Class D Shares are redeemable by the Corporation at a price equal to their issue price plus a cumulative dividend of 12% per annum compounded semi-annually until January 1, 2007, from which date the dividend increases by 3% per quarter to a maximum of 24% per annum. As at the date hereof, there are no outstanding Class D Shares.

                             MARKET FOR SECURITIES

The Common Shares of the Corporation are listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "WTO". The following table sets for the high, low and closing trading prices and the volume of Common Shares traded on the TSX for each monthly of the most recently completed financial year. The following data has been adjusted to reflect the 3 for 1 Share Split.

     MONTH           HIGH            LOW          CLOSING         VOLUME
---------------- ------------- -------------- --------------- -------------
January              15.19          13.17          14.52         9,053,994
February             21.33          14.51          19.72        14,785,455
March                21.43          17.45          18.67        17,556,693
April                20.00          17.50          18.59        11,899,557
May                  24.74          18.50          19.33        11,439,684
June                 24.74          18.68          23.79        12,978,115
July                 28.99          24.41          28.50         9,443,560
August               33.19          27.00          29.35        19,784,844
September            32.40          27.35          27.55        13,299,253
October              28.30          23.60          25.40        13,604,174
November             29.40          25.20          27.02        16,646,233
December             29.00          25.18          27.81         9,551,977


                                CREDIT RATINGS

On April 23, 2002, Western completed a private placement offering of US$450 million senior secured Notes. The Notes bear interest at 8.375% per annum, payable on May 1 and November 1 of each year, beginning on November 1, 2002 and mature on May 1, 2012. Western's Notes are currently rated by two separate agencies, Standard and Poors ("S&P") and Moody's Investor Service. ("Moody's") Please refer to the table below for the respective ratings assigned to the Notes.

-----------------------------------------------------------------------------
           TYPE OF SECURITY                  S&P              MOODY'S
-----------------------------------------------------------------------------
US$450 Million Senior Secured Notes      BB+/Positive           Ba2
-----------------------------------------------------------------------------

S&P Rating Definition - Obligations rated BB are regarded as having significant speculative characteristics. An obligation rated BB is less vulnerable to non-payment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation. BB+ is one level below that which is considered "Investment Grade" under the S&P rating system. The (+) sign is added to show relative standing within the major rating categories. The ratings outlook for Western by S&P is "Positive" which indicates that a rating may be raised.

Moody's - Moody's long-term obligation ratings are opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honoured as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default. Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk. Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Investment grade under the Moody's rating system would be Baa3 and higher.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

                            DIRECTORS AND OFFICERS

The following table lists the names of the directors and officers of Western, their municipalities of residence, positions and offices with Western and principal occupations during the preceding five years:

    NAME AND MUNICIPALITY OF     PRESENT POSITION    PRINCIPAL OCCUPATION DURING THE LAST        DIRECTOR SINCE
           RESIDENCE                AND OFFICE                    FIVE YEARS
-----------------------------    ----------------  ------------------------------------------   ----------------
DIRECTORS

David J. Boone(4)(5)             Director          President  of  Escavar   Energy  Inc.,  a        May 2005
Calgary, Alberta; Canada                           private  oil and gas  corporation,  since
                                                   2003.    Prior   to    2003,    Executive
                                                   Vice-President of EnCana  Corporation and
                                                   President  of  the  EnCana  Corporation's
                                                   Offshore and International Operations and
                                                   Executive    Vice-President   and   Chief
                                                   Operating Officer of PanCanadian  Energy.
                                                   Prior to 2001,  various  executive  roles
                                                   with Imperial Oil Limited,  an integrated
                                                   oil and gas company.


Tullio Cedraschi(2)(4)           Director          President and Chief  Executive Officer of      October 2000
Montreal, Quebec: Canada                           CN Investment    Division,    the  entity
                                                   responsible for  investing  the assets of
                                                   the  Canadian  National Railways  Pension
                                                   Trust Funds.

Geoffrey A. Cumming(3)(5)((7))   Lead Director     Managing    Director  of   Zeus   Capital      October 1999
Auckland, New Zealand                              Limited, a private New Zealand investment
                                                   corporation,    since     March     2003.
                                                   Vice-Chairman of Gardiner  Group  Capital
                                                   Limited,  a  private Canadian  investment
                                                   corporation,  to June 2003  and  prior to
                                                   July  2002,  Chief  Executive  Officer of
                                                   Gardiner Group Capital Limited.

James C. Houck                   President, Chief  President and Chief Executive  Officer of        May 2005
Calgary, Alberta; Canada         Executive         the   Corporation   since   April   2005.
                                 Officer and       Previously   principal   of   FrontStreet
                                 Director          Partners,   a   private   United   States
                                                   investment  firm,  since 2003.  President
                                                   of  ChevronTexaco's  Worldwide  Power and
                                                   Gasification  Inc.  from  1998  to  2003.
                                                   President    of    Texaco     Development
                                                   Corporation from 1996 to 2001.

    NAME AND MUNICIPALITY OF     PRESENT POSITION    PRINCIPAL OCCUPATION DURING THE LAST        DIRECTOR SINCE
           RESIDENCE                AND OFFICE                    FIVE YEARS
-----------------------------    ----------------  ------------------------------------------   ----------------
Oyvind Hushovd(2)(3)             Director          Chairman  and Chief  Executive Officer of      December 2003
Kristiansand, Norway                               Gabriel    Resources    Ltd.,   a  mining
                                                   corporation,   from   March  2003 to  May
                                                   2005.   President   and  Chief  Executive
                                                   Officer  of  Falconbridge  Ltd., a mining
                                                   corporation, from 1996 to February 2002.

John W. Lill(2)(4)               Director          Executive   Vice   President   and  Chief      December 2003
Toronto, Ontario; Canada                           Operating Officer of Dynatec Corporation,
                                                   a  mining  corporation,   since  November
                                                   2003.   President  and  Chief   Operating
                                                   Officer  (Base Metals) with BHP Billiton,
                                                   a mining  corporation,  from 2001 to 2003
                                                   and Chief Operating Officer (Copper) with
                                                   BHP Billiton from 2000 to 2001. From 1998
                                                   to  2001,   Vice   President   of  Mining
                                                   Operations  for Rio Algom Ltd.,  a mining
                                                   corporation.

Randall Oliphant(1)(5)           Director          Chairman  and Chief  Executive Officer of      February 2005
Toronto, Ontario; Canada                           Rockcliff   Group   Limited,   a  private
                                                   company  investing  mainly in the  mining
                                                   sector, since 2003. Prior thereto, served
                                                   in  various  senior  financial  roles  in
                                                   Barrick Gold  Corporation  culminating in
                                                   appointment as Chief Executive Officer in
                                                   1999 until 2003.

Robert G. Puchniak(1)            Director          Executive   Vice   President   and  Chief      October 1999
Winnipeg, Manitoba; Canada                         Financial  Officer of James Richardson  &
                                                   Sons,  Limited ("James Richardson") since
                                                   March      2001.      Prior      thereto,
                                                   Vice-President,  Finance and  Investment,
                                                   James Richardson since 1996.

Guy J. Turcotte((7))(9)          Chairman and                                                       July 1999
Calgary, Alberta; Canada         Director          Chairman  of  the  Board  of   Directors.
                                                   Prior to April 2005,  President and Chief
                                                   Executive  Officer of  Western  from July
                                                   1999.  Also,  Chairman  of  Fort  Chicago
                                                   Energy  Partners,  L.P.  since  September
                                                   1997 and Chief  Executive  Officer  until
                                                   December 2002.


Mac H. Van Wielingen(1)(3)((6))  Director          Co-Chairman      of    ARC      Financial      December 1999
Calgary, Alberta; Canada                           Corporation ("ARC"), a private investment
                                                   management  company focused on the energy
                                                   sector, and Chairman of ARC Energy Trust.
                                                   Previously,  Chief  Executive  Officer of
                                                   ARC from 1989 until June 2000.

OFFICERS

Steve Reynish ((8))              Executive         Executive    Vice-President    and  Chief           --
Calgary, Alberta; Canada         Vice-President    Operating   Officer   of   Western  since
                                 and Chief         January 1,  2006;  prior  thereto, Senior
                                 Operating Officer Vice    President    Mining    Operations
                                                   including   secondment  to  Albian  Sands
                                                   Energy as Chief  Operating  Officer since
                                                   2002

    NAME AND MUNICIPALITY OF     PRESENT POSITION    PRINCIPAL OCCUPATION DURING THE LAST        DIRECTOR SINCE
           RESIDENCE                AND OFFICE                    FIVE YEARS
-----------------------------    ----------------  ------------------------------------------   ----------------
David A. Dyck                    Senior            Vice-President,    Finance    and   Chief           --
Calgary, Alberta; Canada         Vice-President,   Financial   Officer   of   Western  since
                                 Finance and       April 2000;  prior  thereto,  Senior Vice
                                 Chief Financial   President  Finance  &  Administration and
                                 Officer           Chief   Financial    Officer   of  Summit
                                                   Resources   Limited    ("Summit")   since
                                                   September  1998;  Vice President  Finance
                                                   and  Chief  Financial  Officer  of Summit
                                                   from October 1996 to September 1998.

Charles W. Berard                Corporate         Partner   with     Macleod     Dixon LLP,           --
Calgary, Alberta; Canada         Secretary         Barristers & Solicitors.

NOTES:
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Governance Committee.

(4) Member of the Health, Safety and Environment Committee.

(5) Member of the Reserves and Business Risk Committee

(6) Mr. Van Wielingen was a director of Gauntlet Energy Corporation ("Gauntlet") from September 1999 to December 2003. On June 17, 2003, an order was granted under the COMPANIES CREDITORS ARRANGEMENT ACT which provided creditor protection to Gauntlet to develop a financial restructuring plan that was approved by its creditors.

(7) Mr. Guy Turcotte resigned as President and Chief Executive Officer effective April 15, 2005 and assumed the position of Chairman of the Board and Director. Mr. Geoff Cumming stepped down as Chairman effective April 15, 2005, continuing as the independent Lead Director.

(8) As announced on November 23, 2005, Mr. Frangos decided to step down as Executive Vice President and Chief Operating Officer effective January 1, 2006 to be replaced by Mr. Steve Reynish, previously Senior Vice President Mining with Western and prior to that, seconded into Albian Sands Energy Inc. as its Chief Operating Officer since 2002. Mr. Frangos will stay on with the Company as Senior Advisor to management and to the Board.

(9) On May 10 1998, Mr. Turcotte resigned as a director of Chauvco International Ltd. ("Chauvco"). On January 26, 1999, a bankruptcy receiving order was granted by the Alberta Court of Queen's Bench against Chauvco and it was susequently ceased traded for failing to file financial statements and other related documents.

Each director holds office until the next annual meeting of shareholders of the Corporation or until their successors are duly elected or appointed.

As at March 28, 2006, the directors and officers of the Corporation, together with their respective spouses, children or corporations controlled by them own or control, directly or indirectly, an aggregate of 3,368,614 Common Shares or approximately 2.1% of the issued and outstanding voting securities of the Corporation. Not included in the amount above is 5,650,781 Common shares owned by Turcotte Family Holdings Ltd. ("Turcotte Holdings"). Mr. Turcotte is a discretionary beneficiary under a family trust that exercises voting control over Turcotte Holdings. Mr. Turcotte does not own, directly or indirectly, or exercise control or direction over any voting shares of Turcotte Holdings.

Investors should be aware that some of the directors and officers of the Corporation are directors and officers of other private and public companies. Some of these private and public companies may, from time to time, be involved in business transactions or banking relationships which may create situations in which conflicts might arise. Any such conflicts shall be resolved in accordance with the procedures and requirements of the relevant provisions of the BUSINESS CORPORATIONS ACT (Alberta), including the duty of such directors and officers to act honestly and in good faith with a view to the best interests of the Corporation.

                                AUDIT COMMITTEE

COMPOSITION AND QUALIFICATIONS

The Audit Committee consists of three outside independent directors: Robert G. Puchniak (Chair), Randall Oliphant and Mac H. Van Wielingen, all of whom are financially literate.

In considering criteria for the determination of financial literacy, the Board of Directors looks at the ability to read and understand a balance sheet, an income statement and a cash flow statement of a public company.

The following is a brief description of the education and experience of each of the members of the Audit Committee:

ROBERT G. PUCHNIAK, CHAIRMAN AND INDEPENDENT DIRECTOR

Mr. Puchniak was appointed Executive Vice-President and Chief Financial Officer of James Richardson & Sons, Limited, an investment and holding corporation, in March 2001 and prior thereto was Vice-President, Finance and Investment with James Richardson & Sons, Limited since November 1996. Mr. Puchniak was President and Chief Executive Officer of Tundra Oil and Gas Ltd., a private oil and gas corporation, from January 1989 to April 2003. Mr. Puchniak has also held positions with Gendis Inc. and Richardson Securities Limited. Mr. Puchniak is a director of a number of public and private corporations including James Richardson International Limited, Tundra Oil and Gas Ltd., Opti Canada Inc., Trident Resources Corp, Petrobank Energy and
Resources Ltd., Richardson Partners Financial Holdings Limited and Lombard Realty Limited. Past involvements include Director, Moffat Communications Limited, Terraquest Energy Corporation and Richland Petroleum Corporation; Chairman, Manitoba Teachers' Retirement Fund; Chairman, Council of Examiners, Institute of Chartered Financial Analysts; and President, Winnipeg Society of Financial Analysts. Mr. Puchniak holds a Bachelor of Commerce (Honours) degree from the University of Manitoba and was awarded the University Gold Medal for his achievements. He earned a Chartered Financial Analyst designation in 1975.

RANDALL OLIPHANT, INDEPENDENT DIRECTOR

Mr. Randall Oliphant is the Chairman and Chief Executive Officer of Rockcliff Group Limited, a private corporation actively involved in the strategic planning and corporate development of its investee companies, principally in the mining sector. He is on the Advisory Board of Metalmark Capital LLC (formerly Morgan Stanley Capital Partners) and serves on the Boards of a number of public, private companies and not-for-profit organizations. Until 2003, he was the President and Chief Executive Officer of Barrick Gold Corporation, and served in senior financial positions since joining the company in 1987 prior to being appointed Chief Executive Officer in 1999. Mr. Oliphant holds a B.Comm. from the University of Toronto and is a Chartered Accountant.

MAC H. VAN WIELINGEN, INDEPENDENT DIRECTOR

Mr. Van Wielingen is a founder and currently Co-Chairman of ARC Financial Corporation, an investment management corporation focused on the energy sector in Canada. Mr. Van Wielingen is also a founder and currently Chairman of ARC Energy Trust. He is a past and a current director of numerous private and public energy companies in Canada and has 25 years of experience in the investment business relating to the energy sector in Canada. Mr. Van Wielingen holds an Honours Business Degree from the University of Western Ontario Business School and has studied post-graduate Economics at Harvard University.

RESPONSIBILITIES AND TERMS OF REFERENCE

The following is a summary of the key roles and responsibilities of the Audit Committee. Full particulars are set out in the Audit Committee Charter which is attached as Appendix C hereto.

The  Audit  Committee  approves   Western's  interim  unaudited   consolidated
financial statements, press releases and reviews the annual audited consolidated financial statements and certain corporate disclosure documents including the annual information form, management's discussion and analysis, offering documents including all prospectuses and other offering memoranda before they are approved by the Board. The Committee reviews and makes a recommendation to the Board in respect of the appointment of the external auditor and it monitors accounting, financial reporting, control and audit functions. The Audit Committee meets to discuss and review the audit plans of the external auditors and is directly responsible for overseeing the work of the external auditor with respect to the preparing or issuing of the auditor's report or the performance of other audit, review or attest services including the resolution of disagreements between management and the external auditor regarding financial reporting. The Committee questions the external auditor independently of management and reviews a written statement of the external auditors' independence based on the criteria found in the recommendations of the Canadian Institute of Chartered Accountants. The Committee considers and makes a recommendation to the Board as to the compensation of the external auditor and ensures that fees paid to the external auditor for audit and non-audit services are publicly disclosed. The Committee must be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from its financial statements and it periodically assesses the adequacy of those procedures.  In  addition,  it reviews  the  internal  control  procedures  to determine their effectiveness to ensure compliance with applicable legal requirements, regulatory requirements and Western's policies. The Audit Committee reviews the controls in place with respect to officers' expenses and perquisites, reviews insurance coverage for significant business risks and uncertainties and reviews material litigation and its impact on financial reporting. The Committee has established procedures for dealing with complaints, submissions or concerns on an anonymous and confidential basis which come to its attention with respect to accounting, internal accounting controls or audit matters.

The Audit Committee's mandate was modified during 2005 to transfer its roles and responsibilities concerning the review of the independent qualified reserves evaluator's report on the Corporation's estimated oil and gas reserves to the Reserves and Business Risk Committee. The Reserves and Business Risk Committee was commissioned during 2005 and is also a committee of the Board.

AUDITOR SERVICE FEES

PricewaterhouseCoopers LLP has served as the auditors of Western since its incorporation. The following table summarizes the total fees paid to PricewaterhouseCoopers LLP for the years ended December 31, 2005 and December 31, 2004

                                                  2005(1)               2004
                                              -----------          ----------
         Audit fees                             $146,396            $131,980
         Tax fees                               $133,108              24,960
-----------------------------------------------------------------------------
         TOTAL                                  $279,504            $156,940

NOTE:

(1) Paid or estimated to be payable for 2005 services.


Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation's annual financial statements or services provided in connection with statutory and regulatory filings.

Audit-related fees were paid for review of quarterly financial statements of Western, attendance at quarterly audit meetings, and for services provided in connection with financings. Tax fees were paid for tax advice and assistance with tax audits, including GST and property tax reviews.

All permissible categories of non-audit services require pre-approval from the Audit Committee.

                            RISKS AND UNCERTAINTIES

The Corporation is exposed to a number of risks and uncertainties relating to its operations.

THE MINE, EXTRACTION PLANT AND UPGRADER MAY NOT PERFORM AS PLANNED.

The Project may encounter interruptions in production or additional costs due to many factors, including:

         o    breakdown or failure of equipment or processes;

         o    design errors;

         o    operator  errors;

         o    violation of permit  requirements;

         o    disruption in the supply of energy;  and

         o catastrophic events such as fire, earthquake, storms or explosions.

The Project consists of multiple facilities, all of which must be run on an integrated and co-ordinated basis. There can be no assurance that each component will continuously operate as designed or expected or that the necessary levels of integration and co-ordination will continuously be achieved. Some of the mining and extraction processes employed in the Project represent new applications of established processes, processes that are larger in scale than other commercial operations, or new processes that are scaled-up from the pilot plant processes used to test the feasibility of the Mine and Extraction Plant. There can be no assurance that all components of the mining and extraction facility will continue to perform as expected or that the costs to operate this facility will not be significantly higher than expected.

There can be no assurance that the Upgrader will have the same level of success in upgrading bitumen and purchased feedstocks into products with the desired specifications. Costs to operate the Upgrader may be significantly higher than expected.

THIRD-PARTY FACILITIES MAY NOT OPERATE AS PLANNED.

The Project depends upon successful operation of facilities owned and operated by third parties. The Owners are party to certain agreements with third parties to provide for, among other things, the following services and utilities:

         o pipeline transportation to be provided through the Corridor pipeline system;

         o electricity and steam to be provided to the Mine and the Extraction Plant from the Muskeg River cogeneration facility;

         o transportation of natural gas to the Muskeg River cogeneration facility by the ATCO pipeline;

         o    hydrogen to be provided  to the  Upgrader  from the HMU and Dow;
              and

         o electricity and steam to be provided to the Upgrader from the Upgrader cogeneration facility.

For the Mine and Extraction Plant, electricity and steam is provided by the Muskeg River cogeneration facility. If the Muskeg River cogeneration facility fails to continuously operate in the manner designed, there can be no assurance that the Owners will be able to obtain alternative sources of electricity on a timely basis, at prices acceptable to Western, or at all. If the cogeneration facility does not continuously provide the required steam, it is unlikely that other sources of steam could be acquired on a timely basis, at prices acceptable to Western, or at all.

For the Upgrader, the electricity and steam is provided by the Upgrader cogeneration facility. There can be no assurance that in the event the Upgrader cogeneration facility fails to continuously operate in the manner designed, the Owners will be able to secure alternative sources of electricity and steam on a timely basis, at prices acceptable to Western, or at all.

The HMU is designed to produce approximately 75% of the Upgrader's hydrogen requirements, with the remainder to be provided by Dow. If the HMU fails to perform continuously as designed or Dow fails to deliver pursuant to its contract, respectively, there can be no assurance that the Project will be able to obtain its hydrogen requirements on a timely basis, at prices acceptable to Western, or at all.

The Project relies on transportation of bitumen and upgrader output from a pipeline system owned and operated by Kinder Morgan. If the Corridor pipeline system is unavailable for any reason, Western will have to find alternatives to the Corridor pipeline system which may not be available on a timely basis, at prices acceptable to Western, or at all.

Under the terms of certain third-party agreements, the Owners are committed to pay for utilities and services on a long-term "take-or-pay" basis, regardless of the extent that such utilities and services are actually used. In addition, under the terms of the agreement with Kinder Morgan, Western must make scheduled payments to them even if the Corridor pipeline system has diminished capacity or is unavailable. If, due to Project delays, suspensions, shut-downs or other reasons, the Owners fail to meet their commitments under these long-term agreements, the Owners may incur substantial costs and may, in some circumstances, be obligated to purchase the facilities constructed by the third parties to provide the services and utilities for a purchase price in excess of the fair market value of the facilities. There can be no assurance that Western will have sufficient funds to satisfy these obligations.

Most of the contracts with third-party operators do not contain provisions for the payment of liquidated damages. Accordingly, if certain of the third-party facilities do not operate as planned, Western will not have a direct financial claim against the third-party operators.

THE PRICE OF CRUDE OIL AND NATURAL GAS MAY FLUCTUATE AND NEGATIVELY IMPACT FINANCIAL RESULTS.

Western's financial results are dependent upon the prevailing price of crude oil and natural gas. Oil and natural gas prices fluctuate significantly in response to supply and demand factors beyond Western's control. Political developments, especially in the Middle East, can affect world oil supply and oil prices. As a result of the relatively higher operating costs of the Project compared to some conventional crude oil production operations, Western's operating margin is more sensitive to oil prices than that of some conventional crude oil producers.

Any prolonged period of low oil prices could result in a decision by the Owners to suspend or reduce production. Any such suspension or reduction of production would result in a corresponding substantial decrease in Western's revenues and earnings and could expose Western to significant additional expense as a result of certain long-term contracts. If the Owners did not decide to suspend or reduce production, the sale of product at reduced prices would lower revenues.

In addition, because natural gas comprises a substantial part of Western's operating costs, any prolonged period of high natural gas prices will negatively impact Western's financial results.

WESTERN MAY EXPERIENCE PRICING PRESSURE ON ITS SHARE OF THE PROJECT'S SYNTHETIC CRUDE OIL PRODUCTION DUE TO OVERSUPPLY AND COMPETITION.

Western sells its share of synthetic crude oil production to refineries in North America. These sales compete with the sales of both synthetic and conventional crude oil. There exist other suppliers of synthetic crude oil and there are several additional projects being contemplated. If undertaken and completed, these projects will result in a significant increase in the supply of synthetic crude oil to the market. In addition, not all refineries are able to process or refine synthetic crude oil. There can be no assurance that sufficient market demand will exist at all times to absorb Western's share of the Project's synthetic crude oil production.

WESTERN MAY NOT BE ABLE TO PRODUCE A HIGH VALUE SINGLE STREAM BLEND.

Western expects that concurrent with expansion initiatives it will be in a position to market a single stream blend of synthetic crude oil which has a greater value than the heavy and light streams currently marketed. There is a risk that Western will be unable to create a single stream with a higher value than the heavy and light streams. There is also a risk that the price per barrel from selling two synthetic crude oil streams and vacuum gas oil could be significantly less than the price per barrel from selling a single synthetic crude oil stream and vacuum gas oil.

FLUCTUATIONS IN THE US AND CANADIAN DOLLAR EXCHANGE RATE MAY CAUSE WESTERN'S OPERATING COSTS TO RISE.

Crude oil  prices  are  generally  based on a US dollar  market  price,  while
Western's operating costs are primarily denominated in Canadian dollars. Adverse fluctuations in the US and Canadian dollar exchange rate may cause Western's operating costs to rise in relation to Western's revenues. Western undertakes minor hedging activities against currency fluctuations. There can be no assurance that current activities or more expansive hedging programs in the future that Western may adopt are or would be successful.

WESTERN COMPETES WITH LARGER COMPANIES AND ALTERNATIVE FUELS WHEN IT SELLS ITS SHARE OF THE PROJECT'S PRODUCTION.

The Canadian and international petroleum industry is highly competitive in all aspects, including the distribution and marketing of petroleum products. Western competes with established oil sands operators which have established operating histories and greater financial and other resources than Western. In addition, Western competes with other producers of synthetic crude oil blends and producers of conventional crude oil, including Shell and Chevron, some of whom have lower operating costs and many of whom have extensive marketing networks. The crude oil industry also competes with other industries and alternative energy sources in supplying energy, fuel and related products to consumers.

FEEDSTOCK SUPPLY FOR THE UPGRADER MAY NOT ALWAYS BE AVAILABLE.

The Upgrader will require certain additional feedstocks to produce its output. Western has entered into contracts for required feedstocks for terms of between one and five years. There can be no assurance that feedstocks of the desired quality will be available on a timely basis after these contracts expire, at prices acceptable to Western, or at all. Unavailability of required feedstocks could have an adverse effect on the rate and quality of Upgrader output.

THE PROJECTIONS AND ASSUMPTIONS ABOUT WESTERN'S FUTURE PERFORMANCE MAY PROVE TO BE INACCURATE.

Western has only a few years of operating results. Western's long-term financing plan is based upon certain assumptions and financial projections regarding its share of revenues and of operating, maintenance and capital costs of the Project. These projections and assumptions may prove to be inaccurate.

DEBT LEVELS COULD LIMIT FUTURE FLEXIBILITY IN OBTAINING ADDITIONAL DEBT FINANCING AND IN PURSUING BUSINESS OPPORTUNITIES.

As at December 31, 2005, Western had approximately $707 million of debt (including obligations under the HMU lease and net option premiums deferred associated with Western's strategic crude oil hedging program implemented during the third quarter of 2005). Western may also incur significant additional indebtedness for various purposes, including expansions. Western's debt level and restrictive covenants will have an important effect on its future operations.

In addition, Western's ability to make scheduled payments or to refinance its debt obligations will depend upon its financial and operating performance, which in turn, will depend upon prevailing industry and general economic conditions beyond Western's control. There can be no assurance that Western's operating performance, cash flow and capital resources will be sufficient to repay its debt in the future.

FINANCING ARRANGEMENTS CONTAIN COVENANTS LIMITING OUR DISCRETION TO OPERATE OUR BUSINESS.

Western's financing arrangements contain provisions that limit its discretion to operate its business. If Western fails to comply with the restrictions set forth in its current or future financing agreements, Western will be in default and the principal and accrued interest may become due and payable.
THE PROJECT MAY EXPERIENCE EQUIPMENT FAILURES FOR WHICH WESTERN DOES NOT HAVE SUFFICIENT INSURANCE.

The Upgrader processes large volumes of hydrocarbons at high pressure and temperatures in equipment with fine tolerances. Equipment failures could result in damage to the Extraction Plant and the Upgrader and liability to third parties against which Western may not be able to fully insure or may elect not to insure for various reasons, including high premium costs. Even with adequate insurance, delays in realizing on claims and replacing damaged equipment could adversely affect Western's operations and revenues.

HEDGING ACTIVITIES COULD RESULT IN LOSSES OR LIMIT THE BENEFIT OF CERTAIN COMMODITY PRICE INCREASES.

The nature of Western's operations results in exposure to fluctuations in commodity prices. Western has initiated a hedging program to use financial instruments and physical delivery contracts to hedge its exposure to these risks. When engaging in hedging Western will be exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments. From time to time Western may enter into additional hedging activities in an effort to mitigate the potential impact of declining oil prices. These activities may consist of, but may not be limited to:

         o buying a price floor under which Western will receive a minimum price for its oil production;

         o buying a collar under which Western will receive a price within a specified range for its oil production;

         o    entering into fixed contracts for oil production; and

         o    entering  into a contract  to fix the  differential  between the
              price  for   Western's   outputs   and  either  the  West  Texas
              Intermediate or the Edmonton Par crude oil pricing benchmarks.

If product prices increase above those levels specified in any future hedging agreements, Western could lose the cost of floors or ceilings or a fixed price could limit Western from receiving the full benefit of commodity price increases. In addition, by entering into these hedging activities, Western may suffer financial loss if it is unable to produce sufficient quantities of oil to fulfil its obligations.

Western may hedge its exposure to the costs of various inputs to the Project, such as natural gas or feedstocks. If the prices of these inputs falls below the levels specified in any future hedging agreements, Western could lose the cost of ceilings or a fixed price could limit Western from receiving the full benefit of commodity price decreases.

RESERVE AND RESOURCE ESTIMATES ARE UNCERTAIN.

There are numerous uncertainties inherent in estimating quantities of reserves and resources, including many factors beyond Western's control. Western's reserve and resource data represent estimates only. The usefulness of such estimates is highly dependent upon the accuracy of the assumptions on which they are based, the quality of the information available and the ability to compare such information against industry standards.

Fluctuations of oil prices may render the mining of oil sands reserves uneconomical. Other factors relating to the oil sands reserves, such as the need for orderly development of ore bodies or the processing of new or different grades of ore, may impair Western's profitability.

In general, estimates of economically recoverable bitumen reserves and the related future net pretax cash flows of the Project are based upon a number of variable factors and assumptions, such as:

         o historical production from similar properties which are owned by other operators;

         o    limited production and operating history of the Project;

         o    the assumed effects of regulation by governmental agencies;

         o    estimated future operating costs; and

         o    the availability of enhanced recovery techniques,

all of which may vary considerably from actual results of the Project.

There is a limited history of production from Western's properties. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. Western's reserve figures have been determined based upon assumed oil prices and operating costs. For those reasons, estimates of the economically recoverable bitumen reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected from them, prepared by different engineers or by the same engineers at different times, may vary substantially. Western's actual production, revenues, taxes and development and operating expenditures with respect to Western's reserves will vary from such estimates, and such variances could be material. Reserve estimates may require revision based on actual production experience.

INDEPENDENT REVIEWS MAY BE INACCURATE.

Although independent and qualified third parties have prepared reviews, reports and projections relating to the viability and expected performance of the Project, there can be no assurance that these reports, reviews and projections and the assumptions on which they are based will, over time, prove to be accurate.

SHELL AND CHEVRON MAY NOT AGREE WITH WESTERN ON MATTERS RELATED TO THE PROJECT.

The Project is a joint venture among Shell, Chevron and Western. Future plans of the Project, including decisions related to levels of production, will depend on agreement among the Owners and will depend on the financial strength and views of Shell and Chevron. There can be no assurance that the Owners will agree on all matters relating to the Project.

Under the Joint  Venture  Agreement,  ordinary  resolutions  of the  Executive
Committee may be passed without Western's consent and there can be no assurance that such resolutions may not adversely affect Western.

In addition, if Western's voting interest in any functional units falls below 15%, Western's consent will not be required for an extraordinary resolution of the Executive Committee relating to that functional unit and such resolutions may adversely affect Western.

SHELL AND CHEVRON MAY NOT MEET THEIR OBLIGATIONS TO THE PROJECT.

Western is subject to the risk of non-payment by Shell or Chevron in meeting their payment obligations to the Project. To the extent any Owner does not meet its obligations to fund its costs in respect of the Joint Venture Agreement and related agreements, Western, together with any other performing Owners, would be required to fund those obligations.

IF WESTERN DEFAULTS ON ITS OBLIGATIONS UNDER THE JOINT VENTURE AGREEMENT, SHELL AND CHEVRON WILL HAVE THE RIGHT TO PURCHASE WESTERN'S INTEREST IN THE JOINT VENTURE AT A DISCOUNT.

If Western fails to meet all or part of our obligations under the Joint Venture Agreement, including by failing to participate in any expansion of an existing mine which does not require an expansion of the Extraction Plant, Upgrader, major shared facilities or third party facilities (which expansions can be carried out pursuant to an ordinary resolution of the Executive Committee), the other Owners will have an option to purchase Western's entire ownership interest in the Joint Venture and related assets at a discount. The amount at which they could purchase Western's ownership interest would be equal to 80% of the capital costs incurred..

SHELL MAY NOT FULFIL ITS OBLIGATIONS TO WESTERN UNDER OUR LONG-TERM SALES CONTRACT.

Western sells its share of vacuum gas oil produced by the Project to an affiliate of Shell on a long-term basis. Since a large portion of our revenues will be received from an affiliate of Shell, Western will have a concentration of credit risk. Furthermore, if the Shell affiliate does not have the capacity at the Scotford Refinery to physically process Western's share of vacuum gas oil produced by the Project after using its commercially reasonable efforts to maintain such capacity, it will not be required to purchase Western's share of vacuum gas oil until the Refinery regains such capacity. Modifications to the Scotford Refinery were undertaken to permit it to take the expected vacuum gas oil output. If the affiliate of Shell were to default on, or not be required to fulfil its obligations to Western, or if the Scotford Refinery is not capable of processing the vacuum gas oil, there can be no assurance that Western could sell its share of vacuum gas oil to other purchasers at a price equal to or greater than that provided for in its contract with the Shell affiliate, or at all.

Additionally, the price Western receives for products sold to the affiliate of Shell may vary depending on the characteristics of the products sold. To the extent the characteristics of the products fail to meet agreed upon specifications, the purchase price for such products will be adjusted downward. If the characteristics of the products are significantly below specifications the affiliate of Shell is entitled to reject such products. Downward adjustment of the purchase price or rejection of the products could have an adverse effect on Western's operations and revenues, and there can be no assurance that we could sell any rejected products elsewhere.

IF WESTERN DOES NOT PARTICIPATE IN CERTAIN EXPANSIONS, WESTERN WILL LOSE VOTING OR SIGNIFICANT EXPANSION RIGHTS.

If Western does not participate in expansions on the western portion of Lease 13, in certain circumstances Western's voting interest will be diluted and Western's consent will no longer be required for extraordinary resolutions of the Executive Committee. In addition, if Western does not participate in an expansion on the remainder of Lease 13 or Shell's Other Athabasca Leases, or if Western no longer has an ownership interest in each functional unit comprising the Project, Western will lose its right to participate in any further expansions, lose any rights to share in the resources contained on Leases 88 and 89 and Shell's Other Athabasca Leases and lose any rights to participate in an area of mutual interest with the other Owners. Shell and Chevron, have significantly greater capital resources than that of Western. If the other Owners decide to undertake expansions, including expansions on the eastern portion of Lease 13 and on Leases 88 and 89, there can be no assurance that Western will be able to fund its share of the expansion. Western's participation would be subject to several conditions, including Western's satisfaction with feasibility studies and Western's access to the necessary capital resources.

IF WESTERN PARTICIPATES IN CERTAIN EXPANSIONS, THOSE EXPANSIONS WILL BE SUBJECT TO MANY OF THE SAME RISKS AS THE PROJECT.

Western may participate in expansions on the western portion of Lease 13, on the remainder of Lease 13 or on Shell's Other Athabasca Leases. The Owners are evaluating potential long-term development opportunities relating to resources contained within Lease 13 and on Shell's Other Athabasca Leases. If Western were to participate in any expansion, Western will require additional financing in order to fund its share of costs associated with an expansion. Additionally, Western's participation in expansions will be subject to many of the same risks as the Project.

EXPANSIONS MAY NOT PROCEED AS PLANNED

The expansion strategy and configuration currently envisioned may not proceed as planned with respect to scope, timing and execution. This may directly impact the volume, quality and timing of producing marketable materials.

WESTERN MAY NOT BE ABLE TO EFFECTIVELY MANAGE ITS GROWTH.

The Joint Venture Agreement permits participation in certain expansion opportunities. Participation in any expansion opportunities would significantly increase the demands on Western's management resources. Western may not be able to effectively manage these expansions, and any failure to do so could have a material adverse effect on Western's business, financial condition or results of operations.

THE  PROJECT  MAY NOT BE ABLE TO HIRE AND  RETAIN  THE  SKILLED  EMPLOYEES  IT
REQUIRES.

The Project requires experienced employees with particular areas of expertise. There are other oil sands and other industrial projects and expansions in Alberta that compete with the Project for skilled employees, and such competition may result in increases to the compensation paid to such employees and shortages of skilled tradespersons. The Project has already experienced increased costs as a result of such competition and decreases in productivity. There can be no assurances that all of the required employees with the necessary expertise will be available.

VARIOUS HAZARDS INHERENT IN WESTERN'S OPERATIONS COULD RESULT IN LOSS OF EQUIPMENT OR LIFE.

The operation of the Project is subject to the customary hazards of mining, extracting, transporting and processing hydrocarbons, including the risk of catastrophic events such as fire, earthquake, storms or explosions. A casualty occurrence might result in the loss of equipment or life, as well as injury or property damage. Western does not carry insurance with respect to all casualty occurrences and disruptions. There is no assurance that Western's insurance will be sufficient to cover any such casualty occurrences or disruptions, including with respect to the damage caused by the fire at the Mine. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on the Project and on Western's business, financial condition and results of operations.

THE ABANDONMENT AND RECLAMATION COSTS RELATING TO THE PROJECT MAY BE HIGHER THAN ANTICIPATED.

Western will be responsible for compliance with terms and conditions set forth in the environmental and regulatory approvals for the Project and all present and future laws and regulations regarding the decommissioning and abandonment of the Project and the reclamation of its lands. The costs related to these activities may be substantially higher than anticipated. It is not possible to accurately predict these costs since they will be a function of regulatory requirements at the time and the value of the equipment salvaged. In addition, to the extent Western does not meet the minimum credit rating required under the Joint Venture Agreement by the prescribed time period, Western must establish and fund a reclamation trust fund. Western currently does not hold the minimum credit rating. Even if Western does hold the minimum credit rating, in the future Western may determine that it is prudent or that Western is required by applicable laws or regulations to establish and fund one or more additional funds to provide for payment of future decommissioning, abandonment and reclamation costs. Even if Western concludes that the establishment of such a fund is prudent or required, Western may lack the financial resources to do so. Western may also be required by future regulatory requirements to establish a fund or place funds in trust with regulators for the decommissioning and abandonment of the Project and the reclamation of its lands.

THE PROJECT MAY FAIL TO COMPLY WITH VARIOUS ENVIRONMENTAL APPROVALS WHICH MAY EITHER CAUSE THE WITHDRAWAL OF THESE APPROVALS OR IMPOSE OTHER COSTS.

The operation and decommissioning of the Project and reclamation of the Project's lands are conditional upon various environmental and regulatory approvals issued by governmental authorities. Further, the operation and decommissioning of the Project and reclamation of the Project's lands will be subject to approvals and present and future laws and regulations relating to environmental protection and operational safety. Risks of substantial costs and liabilities are inherent in oil sands operations, and there can be no assurance that substantial costs and liabilities will not be incurred or that the Project will be permitted by regulators to carry on its operations. Other developments, such as increasingly strict environmental and safety laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the Project's operations, could also result in substantial costs and liabilities to Western, delays in operations or abandonment of the Project.

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". The Project will be a significant producer of some greenhouse gases covered by the treaty. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas production. Future federal legislation, together with existing provincial emission reduction legislation, such as in Alberta's CLIMATE CHANGE AND EMISSIONS MANAGEMENT ACT, may require the reduction of emissions and/or emissions intensity from the Project. The direct or indirect costs of such legislation may adversely affect the Project. There can be no assurance that future environmental approvals, laws or regulations will not adversely impact the Owners' ability to operate the Project or increase or maintain production or will not increase unit costs of production. Equipment from suppliers that can meet future emission standards or other environmental requirements may not be available on an economic basis, or at all, and other methods of reducing emissions to required levels may significantly increase operating costs or reduce output.

CHANGES IN THE WESTERN'S OIL SANDS CROWN ROYALTIES POSITION AND OIL SANDS TAXATION MAY NEGATIVELY IMPACT FINANCIAL RESULTS.

Western, through its 20 per cent undivided interest in the Project, currently benefits from both a favourable royalty and income tax regime in terms of the determination royalty payments until the Project has recovered the costs associated with Mine and in terms of certain accelerated deductions for income tax purposes. However, there can be no assurance that this royalty or income tax regime will not change in a manner that would adversely affect Western, either through changes in law or through further interpretation of law. The
classification  of  future  expansions  for  both  royalty   calculations  and
accelerated deductions, and the availability of these expenditures for allowable costs for royalty purposes or as accelerated deductions for income tax purposes, can have a significant impact on Western's royalty and income tax expenses and payments.

CHANGES IN GOVERNMENT REGULATION OF WESTERN'S OPERATIONS MAY HARM WESTERN.

Western's mining, extraction and upgrading operations and the operations of third-party contractors are subject to extensive Canadian federal, provincial and local laws and regulations governing exploration, development, transportation, production, exports, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine safety, hazardous materials, toxic substances and other matters. Amendments to current laws and regulations and the introduction of new laws and regulations governing operations and activities of mining corporations and more stringent application of such laws and regulations are actively considered from time to time and could affect the viability of the Project.

There can be no assurance that the various government licenses and approvals or amendments thereto that from time to time may be sought will be granted to the Project at all or with conditions satisfactory to Western or, if granted, will not be cancelled or will be renewed upon expiry or that income tax laws and government incentive programs relating to the Project, and the mining, oil sands and oil and gas industries generally, will not be changed in a manner which may adversely affect Western.

Currently, Western benefits from a favourable royalty regime; however, there can be no assurance that this royalty regime will not change in a manner that would adversely affect Western.

Lease 13 is subject to the OIL SANDS TENURE REGULATION (Alberta) which was introduced in 2000. This legislation deems Lease 13 to continue beyond its primary term to the extent that the lessee has attained the minimum level of evaluation of the oil sands in Lease 13 or Lease 13 is producing. There can be no assurance that the Owners will be able to comply with the requirements of the OIL SANDS TENURE REGULATION (Alberta). In addition, the Minister, in certain circumstances, may change the designation of any lease subject to the legislation and provide notice requiring the Owners to commence production or recovery of, or to increase existing production or recovery of bitumen or other oil sands products within the time specified in such notice. There can be no assurance that if such a notice is given, the Owners will be able to comply with its terms to maintain Lease 13. Additionally, the OIL SANDS TENURE REGULATION (Alberta) expires on December 1, 2008 and, if such legislation is not renewed in its present or similarly favourable form, the status of Lease 13 may be in question.

CANADA REVENUE AGENCY ("CRA") MAY RULE NEGATIVELY ON EXTENT OF QUALIFYING EXPENDITURE AS IT RELATES TO RENUNCIATION ON FLOW-THROUGH SHARES

In connection with the issuance of flow through shares in 2001 and 2002, Western renounced Canadian exploration expenses in the aggregate amount of $29.2 million and $19.5 million, respectively. Under the mechanics of renouncing qualifying expenditures pursuant to flow through shares, individuals shareholders can reduce their income subject to personal income taxes. During the fourth quarter of 2005, discussions were held between the AOSP and CRA regarding the proper characterization of certain expenditures included in the Canadian exploration expenses in those years. If CRA successfully asserts a change in the characterization of these expenditures, any resulting reduction in the renunciations could impact Western's obligations under the indemnity provisions in these subscription agreements and in turn, will impact Western's reported results. The subscription agreements for such flow through shares stipulate that Western has indemnified subscribers for an amount equal to the tax payable and any associated interest by the subscribers if such renunciations are reduced under the Income Tax Act (Canada).

ABORIGINAL PEOPLES MAY MAKE CLAIMS AGAINST WESTERN OR THE PROJECT REGARDING THE LANDS ON WHICH THE PROJECT IS LOCATED.

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada. Certain aboriginal peoples have filed a claim against the Government of Canada, certain governmental entities and the City of Fort McMurray, Alberta claiming, among other things, that the plaintiffs have aboriginal title to large areas of lands surrounding Fort McMurray, including the lands on which the Project and most of the other oil sands operations in Alberta are located. Such claims, if successful, could have an adverse effect on the Project.

RISKS ASSOCIATED WITH EXPLORATION AND DEVELOPMENT OF HYDROCARBON RESOURCES MAY NEGATIVELY IMPACT WESTERN

The energy industry is highly competitive in all aspects, including the exploration for and the development of new sources of hydrocarbon resource. Western will compete for the exploration and the development of new sources of hydrocarbon resource with major integrated oil and gas companies, as well as various independent oil and gas companies. Western will do so through its 20 per cent ownership interest in the AOSP and also through direct investments made by Western into oil sands and other ventures with significant long-life hydrocarbon resource potential.

Western's 20 per cent ownership interest in the AOSP gives Western the option, upon satisfying certain provisions of the Joint Venture Agreement, to earn a working interest in additional leases in the Athabasca region of Alberta that Shell or Chevron may purchase. Western may also make certain of its investments involved in the exploration and development of new sources of hydrocarbon resource in domestic or international jurisdictions. Investments in international jurisdictions have various inherent risks, including but not limited to political, economical, legal, regulatory and foreign exchange risks. The exploration and development of new sources of hydrocarbon resource can have various inherent risks, including but not limited to encountering unexpected formations or pressures, blow-outs, equipment failures, uncontrollable flows of oil, natural gas or well fluid, and various environmental risks. Western will assess and mitigate to the extent possible these inherent risks of international jurisdictions and the inherent risks of exploration and development as these investments are evaluated and pursued.

Western will also compete in the highly competitive energy industry for any downstream initiatives it pursues, including the acquisition of upgrading and refining capacity for heavy crude oil. There can be no assurance that Western will be able to secure such opportunities and, if secured, will be able to finance the complete such opportunities.

INVESTMENTS  IN BUSINESS  DEVELOPMENT  ACTIVITIES  UNRELATED  TO THE OIL SANDS
INDUSTRY

Western has previously announced its business strategy of investigating, at any one time, several separate projects which could significantly enhance shareholder value. These projects may be domiciled outside Canada. These potential investments may involve such risks as uncertain political, economic, legal, regulatory and tax environments. They may also include, among other things, currency restrictions and exchange rate fluctuations, risk of loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection and other political risks, risks of increases in taxes and governmental royalties, renegotiation of contracts with governmental entities and quasi-governmental agencies, changes in laws and policies governing operations of foreign-based companies and other uncertainties arising out of foreign government sovereignty over an investment that Western may make abroad.

                         TRANSFER AGENTS AND REGISTRAR

Valiant Trust Company at its principal office in Calgary, Alberta is the transfer agent and registrar of the Common Shares of the Corporation and BNY Trust Company of Canada at its principal office in Toronto, Ontario is the co-agent and registrar of the Common Shares of the Corporation.

                              INTEREST OF EXPERTS

Norwest Corporation, independent mining consultants to the Corporation, prepared the Norwest Report and GLJ Petroleum Consultants Ltd., independent petroleum consultants to the Corporation, prepared the GLJ Report, both referenced herein. As at the date of the respective reports, the principals of each of Norwest and GLJ, as respective groups, owned beneficially, directly or indirectly, less than 1% of the outstanding Common Shares. Neither Norwest nor GLJ received or will receive any interest, direct or indirect, in any securities or other property of Western or its affiliates in connection with the preparation of its report.

                               LEGAL PROCEEDINGS

There are no legal proceedings which Western is a party to that involve a claim for damages that exceed ten per cent of the current assets of Western. Western is however involved in arbitration proceedings arising from insurance claims. See "Narrative Description of the Business - Insurance".

                            ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.
-------------

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Corporation's information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year.

                                   GLOSSARY

IN THIS ANNUAL INFORMATION FORM, THE FOLLOWING TERMS SHALL HAVE THE MEANINGS SET FORTH BELOW, UNLESS OTHERWISE INDICATED:

"ALBIAN" Albian Sands Energy Inc., a corporation owned by the Owners in proportion to their ownership interest, which was incorporated for the purposes of acting as the operator of the Mine and the Extraction Plant;

"AOSP" or the "PROJECT" The design and construction of facilities and implementation of operations of the Mine, the Extraction Plant, the Upgrader and all other facilities necessary to mine, extract, transport and upgrade crude bitumen from the oil sands deposits on the western portion of Lease 13;

"ATCO"  ATCO Power Canada Limited;

"BBLS"  Barrels.  One barrel equals 0.15891 cubic metres at 15(0) Celsius;

"CHEVRON"  Chevron Canada Limited;

"COMMON SHARES"  The Class A shares of Western;

"DISCOVERED RESOURCES" Are those quantities of oil and gas estimated on a given date to be remaining in, plus those quantities already produced from, known accumulations. Discovered resources are divided into economic and uneconomic categories, with the estimated future recoverable portion classified as reserves and contingent resources, respectively. (Source:
Canadian Oil and Gas Evaluation Handbook, Volume 1, Section 5.2.2)

"DOW" Dow Chemicals Canada Inc.;

"EXECUTIVE COMMITTEE" The executive committee appointed under the Joint Venture Agreement which has the responsibility for managing the Project and which is comprised of two representatives of each of the Owners;

"EXTRACTION PLANT" The extraction facilities are located on the western portion of Lease 13 which are designed to separate crude bitumen from the oil sands and process such crude bitumen so that it may be transported by pipeline to the Scotford Upgrader;

"EXTRACTION PLANT START-UP" That time when the Extraction Plant has operated at not less than 85% of its design capacity for a period of 30 consecutive days and any construction deficiencies and defects have been rectified to the satisfaction of the Owners;

"GLJ" GLJ Petroleum Consultants Ltd., independent petroleum consultants;

"GLJ REPORT" The report prepared by GLJ dated February 13, 2006 evaluating the reserves attributable to Western as of December 31, 2005;

"HMU" The hydrogen manufacturing unit which supplies hydrogen to the Upgrader;

"JACKPINE MINE" The first planned expansion area to be developed by the Joint Venture physically located on the east side of the Muskeg River;

"JOINT VENTURE" The unincorporated joint venture created by the Owners pursuant to the Joint Venture Agreement to undertake the Project;

"JOINT VENTURE AGREEMENT" or "JVA" The Joint Venture Agreement dated December 6, 1999, among the Owners, as amended;

"LEASE 13" Bituminous Sands Lease No. 7277080T13 and all renewals, extensions, replacements and amendments thereto, granted to Shell by the Government of Alberta, and transferred to Albian Sands Energy Inc., the western portion of which is the site for the mining and extraction operations of the Project;

"MD&A"  Management Discussion & Analysis;

"MM$"  Millions of dollars and "M$" thousands of dollars;

"MMBBLS"  Millions of barrels;

"MINE" The open pit mine located on the western portion of Lease 13 and all equipment, machinery, vehicles and facilities used in connection therewith;

"NON-VOTING CONVERTIBLE EQUITY SHARES" The non-voting convertible Class B equity shares of Western each convertible into one Common Share in certain circumstances subject to adjustment, at no additional cost;

"NORWEST"  Norwest Corporation, independent mining consultants;

"NORWEST REPORT" The report prepared by Norwest dated March 15, 2006, effective as of December 31, 2005, that considered available drilling data on Leases 13(east), 88, 89, 90, 9 and 17;

"NOTES" Western's senior secured notes having a principal amount of US$450 Million bearing interest at a rate of 8.375% per annum and maturing on May 1, 2012;

"OWNERS" The owners of undivided ownership interests in the Project which include Shell, as to a 60% undivided ownership interest, Chevron, as to a 20% undivided ownership interest, and Western, as to a 20% undivided ownership interest;

"PROJECT START-UP" That time when the main Project facilities have operated at not less than 85% of their design capacity for a period of 30 consecutive days and any construction deficiencies and defects have been rectified to the satisfaction of the Owners;

"SCOTFORD REFINERY" The oil refinery owned by Shell Products Canada Limited which is located near Fort Saskatchewan, Alberta and which is adjacent to the location of the Scotford Upgrader;

"SCOTFORD UPGRADER" or "UPGRADER" The oil sands bitumen upgrader which processes diluted bitumen product from the Extraction Plant to produce refinery feed stocks for sale to Shell Products Canada Limited at the Scotford Refinery and synthetic crude oil for shipment to other North American refineries;

"SENIOR CREDIT FACILITY" The credit facility between the Corporation and certain lending institutions which, prior to repayment, provided a portion of the capital costs of the Project and which facility also included debt service and cost overrun facilities;

"SHELL"  Shell Canada Limited; and

"SHELL'S OTHER ATHABASCA LEASES" Alberta Crown Oil Sands Lease Nos. 7288080T88, 7288080T89, 7288080T90, 7280050T26, 7281010T93, 7281030T53,
7281030T45,   7280080T28,   7400120009,  7401100017,  7405080351,  7405080352,
74058090631,  7405090632, 7405120015, 7405120309, 7405120310 and all renewals, extensions, replacements and amendments in respect of same, granted to Shell by the Government of Alberta.

                                  APPENDIX A

                            REPORT ON RESERVES DATA
                                      BY
                        INDEPENDENT QUALIFIED RESERVES
                             EVALUATOR OR AUDITOR


To the board of directors of Western Oil Sands Inc. (the "Corporation"):

1. We have prepared an evaluation of the Corporation's reserves data as at December 31, 2005. The reserves data consist of the following:

     (a)   (i)     proved and proved plus probable oil and gas
                   reserves estimated as at December 31, 2005, using forecast prices and costs; and

           (ii)    the related estimated future net revenue; and

     (b)   (i)     proved oil and gas reserves estimated as at
                   December 31, 2005, using constant prices and costs;
                   and

           (ii)    the related estimated future net revenue.

2. The reserves data are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

     We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Corporation's board of directors:

                        LOCATION OF
                         RESERVES
    DESCRIPTION AND     (COUNTRY OR       NET PRESENT VALUE OF FUTURE NET REVENUE
  PREPARATION DATE OF     FOREIGN        (BEFORE  INCOME TAXES, 10% DISCOUNT RATE)
       EVALUATION       GEOGRAPHIC   -------------------------------------------------
         REPORT            AREA)     AUDITED       EVALUATED    REVIEWED       TOTAL
         ------            -----     -------       ---------    --------       -----
     Feb 13, 2006         Canada        0          2,685 MM$       0        2,685 MM$

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update the evaluation referred to in paragraph 4 for events and circumstances occurring after the preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada       Dated: February 13, 2006


ORIGINALLY SIGNED BY
--------------------

James H. Willmon, P. Eng.
Vice-President

                                  APPENDIX B

   REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Western Oil Sands Inc. (the "Corporation") are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

     (a)   (i)     proved  and  proved  plus  probable  oil and  gas  reserves estimated as at December 31, 2005 using forecast prices and costs; and

           (ii)    the related estimated future net revenue; and

     (b)   (i)     proved oil and gas  reserves  estimated  as at December 31,
                   2005 using constant prices and costs; and

           (ii)    the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator is presented in Appendix A to this Annual Information Form.

The Reserves and Business Risk Committee of the Board of Directors of the Corporation has:

     (a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

     (b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

     (c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves and Business Risk Committee of the Board of Directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves and Business Risk Committee, approved:

     (a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

     (b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

     (c)   the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

(signed) James C. Houck, President and Chief Executive Officer

(signed) Steve Reynish, Executive Vice President and Chief Operating Officer

(signed) Randall Oliphant, Director

(signed) David J. Boone, Director

(signed) Geoff Cumming, Lead Director

March 28, 2006

                                  APPENDIX C

                            AUDIT COMMITTEE CHARTER


PURPOSE

The purpose of the Audit Committee of the Board is to assist the Board in fulfilling its oversight responsibilities in relation to the review and approval of the financial statements and financial reporting of the Corporation and the assessment of internal control and management information of the Corporation. The Audit Committee shall also be directly responsible for overseeing all audit processes and the relationship of the external auditors with the Corporation and the external auditors shall report directly, and be accountable, to the Audit Committee.

The role of the Audit Committee is one of supervision, stewardship and oversight. Management is responsible for preparing the financial statements and financial reporting of the Corporation and for maintaining internal control and management information. The external auditors are responsible for the audit or review of the financial statements and other services they provide.

MANDATE


1.   FINANCIAL STATEMENTS AND FINANCIAL REPORTING.

     The Audit Committee shall:

     (a) review with management and the external auditors, and recommend to the Board for approval, the annual financial statements of the Corporation, the reports of the external auditors thereon and related financial reporting, including Management's Discussion and Analysis and earnings press releases prior to the public disclosure of such information;

     (b) review with management and the external auditors, and recommend to the Board for approval, the interim financial statements of the Corporation and related financial reporting, including Management's Discussion and Analysis and earnings press releases prior to the public disclosure of such information;

     (c) review with management and recommend to the Board for approval, the Corporation's Annual Information Form;

     (d) review with management and recommend to the Board for approval, any financial statements of the Corporation which have not previously been approved by the Board and which are to be included in a prospectus of the Corporation;

     (e) consider and be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements (other than disclosure referred to in clauses (a) and
           (b)  above),   and   periodically   assess  the  adequacy  of  such
           procedures;

     (f) review with management, the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements;

     (g) review the appropriateness of the accounting practices and policies of the Corporation and review any proposed changes thereto;

     (h) review and discuss any new or pending developments in accounting and reporting standards that may affect the Corporation; and

     (i) review accounting, tax and financial aspects of the operations of the Corporation as the Audit Committee considers appropriate.

2.   RELATIONSHIP WITH EXTERNAL AUDITORS.

     The Audit Committee shall:

     (a) consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditors, ensuring that such auditors are participants in good standing pursuant to applicable securities laws;

     (b) consider and make a recommendation to the Board as to the compensation of the external auditors;

     (c) review and approve the annual audit plan of the external auditors (including without limitation, engagement letters, objectives and scope of the external audit word, procedures for quarterly review of financial statements, materiality limits, areas of audit risk, staffing, timetables and proposed fees);

     (d) oversee the work of the external auditors in performing their audit or review services and oversee the resolution of any disagreements between management and the external auditors;

     (e) review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors' independence, including, without limitation, (A) requesting, receiving and reviewing, on a periodic basis, a formal written statement from the external auditors delineating all relationships  that  may  reasonably  be  thought  to  bear  on the
           independence   of  the  external   auditors  with  respect  to  the
           Corporation, (B) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (C) recommending that the Board take appropriate action in response to the external auditors' report to satisfy itself of the external auditors' independence;

     (f) as may be required by applicable securities laws, rules and guidelines, either:

           (i) pre-approve all non-audit services to be provided by the external auditors to the Corporation (or its subsidiaries, if any), or, in the case of DE MINIMUS non-audit services, approve such non-audit services prior to the completion of the audit; or

           (ii) adopt specific policies and procedures for the engagement of the external auditors for the purpose of the provision of non-audit services;

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                                     -5-


     (g) be satisfied that the fees paid by the Corporation to the external auditors for audit and non-audit services are publicly disclosed; and

     (h) review and approve the hiring policies of the Corporation regarding partners, former partners, employees and former employees of the present and former external auditors of the Corporation.

3.   INTERNAL CONTROLS.

     The Audit Committee shall:

     (a) review with management and the external auditors, the adequacy and effectiveness of the internal control and management information systems and procedures of the Corporation (with particular attention given to accounting, financial statements and financial reporting matters and to being satisfied that such systems are reliable and that they operate effectively to produce accurate, appropriate and timely management and financial information) and determine whether the Corporation is in compliance with applicable legal and regulatory requirements and with the Corporation's policies;

     (b) provide the Board with an independent mechanism for reviewing reserves;

     (c)   review  the  external  auditors'   recommendations   regarding  any
           matters, including internal control and management information systems and procedures, and management's responses thereto;

     (d) establish procedures for the receipt, retention and treatment of complaints, submissions and concerns regarding accounting, internal accounting controls or auditing matters on an anonymous and confidential basis;

     (e)   review   policies  and  practices   concerning   the  expenses  and
           perquisites of the Chairman, including the use of the assets of the Corporation;

     (f) review with external auditors any corporate transactions in which directors or officers of the Corporation have a personal interest;

     (g)   review  insurance  coverage  of  significant   business  risks  and
           uncertainties;

     (h)   review material  litigation and its impact on financial  reporting;
           and

     (i) review policies and procedures for the review and approval of officers' expenses and perquisites.

     COMPOSITION AND PROCEDURES

1.   COMPOSITION OF COMMITTEE.

     The Audit Committee shall consist of not less than three directors, none of whom shall be an officer or employee of the Corporation or any of its subsidiaries or any affiliate thereof. Each Audit Committee member shall satisfy the independence and financial literacy requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In addition, the Chair shall have "accounting

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                                     -6-


     or related financial expertise". The Board has defined "financial literacy" as the ability to understand a balance sheet, income statement and a cash flow statement in accordance with Canadian GAAP and the Board has defined "accounting or financial expertise" as the ability to analyze and understand a full set of financial statements, including the notes attached thereto in accordance with Canadian GAAP. Each member of the Audit Committee shall have no direct or indirect material relationship with the Corporation or any affiliate thereof which could reasonably be expected to interfere with the exercise of the member's independent judgment, other than interests and relationships arising from the holdings of shares of the Corporation. Determinations as to whether a particular director satisfies the requirements for membership on the Audit Committee shall be made by the full Board.

2.   APPOINTMENT OF COMMITTEE MEMBERS

     Members of the Audit Committee shall be appointed from time to time and shall hold office at the pleasure of the Board. Where a vacancy occurs at any time in the membership of the Audit Committee, it may be filled by the Board. The Board shall fill any vacancy if the membership of the Audit Committee is less than three directors.

3.   ABSENCE OF COMMITTEE CHAIR

     If the Chair of the Audit Committee is not present at any meeting of the Audit Committee, one of the other members of the Audit Committee who is present at the meeting shall be chosen by the Audit Committee to preside at the meeting.

4.   AUTHORITY TO ENGAGE EXPERTS

     The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any such counsel and advisors, such engagement to be at the Corporation's expense.

5.   MEETINGS

     The Audit Committee shall meet at least four times per year and shall meet at such other times during each year as it deems appropriate. In addition, the Chair of the Audit Committee may call a special meeting of the Audit Committee at any time. The Audit Committee shall meet with the external auditors on a regular basis in the absence of management and, if so requested by a member of the Audit Committee, the external auditor shall attend every meeting of the Audit Committee held during the term of office of the external auditor. The Chair of the Audit Committee, the Chairman of the Board, any two members of the Audit Committee or the external auditors may call a meeting of the Audit Committee. The external auditors shall be provided with notice of every meeting of the Audit Committee and, at the expense of the Corporation, shall be entitled to attend and be heard thereat. The Chair of the Audit Committee shall hold IN CAMERA meetings of the Audit Committee, without management present, at every Audit Committee meeting.

6.   QUORUM

     A majority of the members of the Audit Committee shall constitute a quorum.

7.   PROCEDURE, RECORDS AND REPORTING

     Subject to any statute or the articles and by-laws of the Corporation, the Audit Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Audit Committee may deem appropriate (but not later than the next meeting of the Board).

8.   DELEGATION

     The Audit Committee may delegate from time to time to any person or committee of persons any of the Audit Committee's responsibilities that lawfully may be delegated.

9.   REVIEW OF TERMS OF REFERENCE

     The Audit Committee shall review and reassess the adequacy of its Terms of Reference at least annually, and otherwise as it deems appropriate, and recommend changes to the Board. Such review shall include the evaluation of the performance of the Audit Committee against criteria defined in the Audit Committee mandate as well as the Directors' Charter.